FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐      No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Report

30 June 2016

August 2016

Certification of the Board of Directors

on the financial statements as at 30 June 2016

Certification of Chairman, Chief Executive Officer and a member of the Board of Directors pursuant to Article 5 of Law 3556/07, as in force.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The interim financial report for the 6-month period ended 30 June 2016 has been prepared in accordance with the current accounting standards and present a true and fair view of the Statement of Financial Position, Income Statement, Statement of Comprehensive Income, Statement of Changes in Equity and Cash Flow Statement of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors report for the 6-month period ended 30 June 2016 truly and fairly presents all information required by Article 5, Para 6 of Law 3556/07, as in force.

Athens, 31 August 2016

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE BOD MEMBER

LOUKIA — TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PETROS K. SABATACAKIS

Board of Directors Report

for the period ended 30 June 2016

Financial & Macroeconomic environment

International Financial and Macroeconomic environment in the first half of 2016

The global economy continued to expand at a moderate pace in the first half of 2016, as better than expected euro area and emerging markets growth, mainly driven by renewed policy support in China, counterbalanced by weaker than expected US growth. Note, however, that the outcome of the United Kingdom (“UK”) referendum in favor of leaving the European Union marks the materialization of a substantial downside risk for the global economy for the remainder of the year and for 2017. In the details, in the US, the negative contribution from inventories, as well as a significant reduction of business spending in the energy sector took their toll in economic activity. As a result, real GDP increased by a 0.8% quarter-on-quarter (“q-o-q”) seasonally adjusted annual rate (“saar”) in the first quarter of 2016. In the second quarter of the year, the US economic activity remained soft, despite a strong pick up in private consumption, with real GDP expanding by 1.2% q-o-q saar.

In the euro area, the economy continued to recover gradually with real GDP increasing by 2.2% q-o-q saar in the first quarter of 2016 and by 1.1% q-o-q saar in the second quarter of 2016. Domestic demand continues to find support from employment gains and improving bank credit conditions amid expansionary monetary policy by the European Central Bank (“ECB”). In Japan, real GDP increased by 2.0% q-o-q saar in the first quarter of 2016 , before slowing down to 0.2% q-o-q saar in the second quarter as private consumption lost steam and external demand for Japanese exports weakened amid a strong Yen. Having said that, the moderate recovery, so far in the first half of 2016, prompted the Japanese Government to announce a set of new fiscal policy measures totalling 1.5% of GDP in August 2016. Moreover, the Government’s decision to postpone the consumption tax rate increase for 30 months to October 2019, removes a significant source of short-term uncertainty. Finally, the gradual transition of the Chinese economy toward a more sustainable, albeit lower, pace of growth continued. Specifically, Chinese real Gross Domestic Product (“GDP”) growth moderated to 6.7% year-over-year (“y-o-y”) in the first half of 2016, from 6.9% y-o-y in the second half of 2015.

The beginning of 2016 (January — February) saw a sudden surge in risk aversion, as the People’s Bank of China (“PBC”) allowed the renminbi to depreciate further against the US Dollar and investors’ concerns that tighter financial conditions could signal a significant slowing in the US and euro area economy were intensifying. As a result, global equities moved sharply lower amid a massive sell-off in bank equity and debt, government bond yields in core markets declined further and corporate bond spreads widened significantly. However, since their mid-February 2016 lows, global equity markets have recovered their losses and credit spreads have tightened, as better-than-expected economic data, as well as the rebound in oil prices supported risk appetite. The result of the UK referendum (23 June 2016) in favor of leaving the European Union initially caught financial markets by surprise with global equities experiencing a massive selloff and government bond nominal yields edging significantly lower. However, global equity prices, as of 23 August 2016, have crossed to pre “Brexit” highs, with the exception of euro area bank equity valuations whereas measures of US equity prices implied volatility (the “VIX” index) have declined to their lowest levels since mid-2014. The prospect of a gradual only interest rate tightening cycle by the Fed, expectations for new policy measures by the ECB and the Bank of Japan (“BoJ”) and a strong response by the Bank of England (“BoE”) to the “Brexit” vote (including, inter alia, an interest rate cut by 25 basis points (“bps”) to 0.25%, as well as the initiation of UK Government bond and sterling-denominated corporate bond purchases totaling GBP 70 billion), contributed further in the attendant improvement in global financial market sentiment.

Monetary policies in advanced economies remain ultra-accommodative. The US Federal Reserve (“Fed”) increased the target for the federal funds interest rate by 25 bps to 0.25%-0.5% in December 2015, though it communicated a gradual and data-dependent tightening path going forward with Fed officials expecting (June 2016) one or at best two rate increases in 2016. However, growing uncertainties following the British referendum and weak domestic growth in the first half of 2016 are expected to keep Fed on hold in the short-term. Moreover, the Fed will continue the policy of reinvesting principal payments and to roll-over maturing Treasuries (USD 1.7 trillion) and agency mortgage backed securities (“MBSs”) (USD 1.7 trillion) thus maintaining an accommodative monetary policy stance. The ECB, amid heightened deflationary pressures, cut its main refinancing rate by 5 bps to 0.0%, its marginal lending facility rate by 5 bps to 0.25% and its deposit rate by 10 bps to -0.4% in March 2016. In addition, the monthly purchases under the asset purchase program were expanded by €20 billion to €80 billion, until at least March 2017, including also investment grade euro-denominated bonds issued by non-bank corporations. At the same time, the ECB announced a new series of four targeted long-term refinancing operations (“TLTROs”) conducted quarterly between June 2016 and March 2017 with a 4-year maturity in order to revive bank lending toward the private sector (excluding mortgages). Finally, the Bank of Japan, in January 2016, cut interest rates into negative territory, adopting a three-tiered interest rate structure which determines the amount of banks’ reserves subject to negative rates. At the same time, the BoJ continues the aggressive expansion of its balance sheet mainly through purchases of Japanese Government bonds at an annual pace of JPY 80 trillion, whereas increased in August 2016 its equity exchange-traded funds (ETFs) purchases to JPY 6 trillion per annum from JPY 3.3 trillion.

Greece: The recovery of business activity supported by external demand and a gradual improvement in liquidity conditions, ameliorate recessionary pressures in the first half of 2016

Despite the very challenging environment (heightened uncertainty related to prolonged negotiations with official lenders, an intensifying liquidity squeeze of the public and private sector due to significant external financing shortages and capital flight, and the revival of Grexit scenarios in the second quarter of 2015, which ultimately led to the imposition of capital controls since 29 June 2015), the Greek economy has proved resilient in 2015. The agreement on a new Financial Support program for Greece in July 2015 (Source: EU Summit, 12 July 2015) and the activation of the latter in August 2015 (the “Third Program”) have played a stabilizing role along with the pre-emptive drawing of contingency plans by households and firms, with a view to cushion the prospective impact of capital controls and the advanced stage of economic rebalancing in Greece, following a painful multi-year economic adjustment, which made it far more resilient to external shocks. Moreover, the upsurge in cashless transactions (an almost 100% increase in terms of value, Source: Hellenic banks Association data), following the imposition of capital controls, has also supported official economic activity — mainly private consumption — prompting a shift of activity from the shadow to the official economy.

By implementing the policy measures agreed with official lenders, the Hellenic Republic received €21.4 billion of Third Program financing between August and December 2015 related to the first tranche of the financial support under the Third Program, including €5.4 billion for bank recapitalization (Source: European Stability Mechanism (“ESM”)). The 0.3% full year contraction of real Gross Domestic Product (“GDP”) in 2015 (Source: EL.STAT.) was significantly milder than the gloomy forecasts published in the third quarter of 2015 (Source: European Commission, Debt Sustainability Analysis, July 2015), following the imposition of capital controls and the three week bank holiday in July 2015.

The gradual improvement in economic sentiment and the inflows of the Third Program funding contributed to a slowing of recessionary pressures to -0.7% year-over-year (“y-o-y”), in the fourth quarter of 2015 from -1.7% y-o-y in the third quarter of 2015, albeit adverse base effects and a delayed completion of the first review of the Third Program — which have been accompanied by extended discussions on the new fiscal measures that had to be implemented since mid-2016 — weighted on economic performance in the first half of 2016 with GDP contracting by -0.7% y-o-y (Source: EL.STAT.). Evidently, the continuing impact of capital controls imposed since 29 June 2015 and a strongly negative base effect from the pre-emptive accumulation of imported stocks, in the first months of 2015 ahead of capital controls, contributed to this outcome.

After the successful evaluation of Greece’s progress in implementing agreed actions and reforms and the concomitant approval by the Eurogroup on 25 May 2016 in liaison with the European Central Bank and the Board of Governors of the ESM, Greece and the European Commission signed a Supplemental Memorandum of Understanding on 16 June 2016, which updates the conditionalities of the Memorandum of Understanding of August 2015, as well as reports the progress in the implementation of the Third Program (Source: EU Commission, June 2016). The completion of the first review led to the disbursement of the second tranche that amounted to €10.3 billion, part of which was disbursed in June 2016 (€7.5 billion) for debt servicing needs and arrears clearance, whereas the remaining installment will be released under the conditions of positive reporting by the European institutions for the clearance of net arrears and the successful completion of a number of milestones (Source: ESM, June 2016).

Developments in the business sector, as well as developments in forward looking indicators in the first half of 2016, have been supportive of the resilience of the export-oriented business activity and of a prospective stabilization of GDP in the third quarter of 2016 on the back of improving liquidity conditions and a stronger support from tourism, after a relatively moderate start of the tourism season (decline in tourism arrivals of 1.6% y-o-y and reduction in tourism revenue of 5.8% y-o-y in the six months of 2016 compared to +20.8% y-o-y and +9.5%, y-o-y, respectively, in the first half of 2015, Source: Bank of Greece). Notably, manufacturing production increased by 4.8% y-o-y in the six months of 2016 on the back of solid production growth in export oriented sectors such as food, beverages, tobacco, chemicals and non-metallic mineral products.

In the first half of 2016, the current account showed signs of further improvement (-1.4% of GDP vs. -2.2% of GDP in the first half of 2015) as the lower trade deficit (0.7% of GDP) and higher primary income balance (+0.6% of GDP) offset the negative impact from the sharp drop in export revenue from non-tourism services (-38.9% y-o-y, or -1.9% of GDP, Source: Bank of Greece), mainly due to low shipping freight prices (-22% y-o-y in the first half of 2016, Source: Bloomberg) and capital controls - which seem to discourage the repatriation of income from business activity abroad and of non-resident private capital inflows into the country.

The Greek labour market showed a remarkable resilience to the new contraction in GDP, with employment expanding by a solid 2.0% in the second half of 2015 and by +2.7% y-o-y in the five months of 2016 (Source: EL.STAT.) and the unemployment rate declining to a four-year low of 23.5% in May 2016 from 24.9% in June 2015 and 25.9% in January 2015 (Source: EL.STAT). Evidently, the market capitalises on the significant institutional reforms and the sharp increase in labour market flexibility in previous years which have been accompanied by a cumulative reduction in wage cost of 21.3% between 2009 and 2015, (Bank of Greece data). In this vein, employment of wage earners was the key driver of employment creation (+5.8% y-o-y in the first quarter of 2016, compared with -2.3% y-o-y for non-dependent employment), whereas about half of new employment positions corresponded to part time/flexible time jobs (Source: ERGANI and EL.STAT.).

Lower energy prices kept headline inflation in negative territory in the seven months of 2016 (-0.9% y-o-y) following a decline of 1.7% in FY:2015 (Source: EL.STAT). Nonetheless, deflationary pressures accelerated in July, with the decline of headline inflation reaching 1.0% y-o-y versus -0.9% y-o-y in the first six months of 2016, whereas core inflation decreased by 0.3% y-o-y in July, following the positive readings of the last five months (Source: EL.STAT.) reflecting, inter alia, the deflationary impact of the decrease in clothing and footwear sector by 14.2% y-o-y in July.

On the fiscal front, Greece continued to over perform in comparison with the Third Program target, following the achievement of a primary surplus of 0.7% of GDP in General Government budget in 2015 compared to a targeted deficit of 0.25%. In the first seven months of 2016  the State budget primary surplus exceeds by €2.7 billion (1.5% of GDP) the Third Program target boding well with a new over performance, compared to the annual target for a primary surplus of 0.5% of GDP in FY:2016 (Source: Memorandum of Understanding, August 2015). A credible spending restraint (primary spending 1.1% of GDP lower than seven month target) and improving gross revenue trends (+0.4% of GDP above the seven month target or +5.6% y-o-y) underlie this over performance. The General government debt to GDP ratio reached 176.9% in 2015 and is estimated to peak at 182.8% by end of 2016 (Source: EU Commission, Spring Forecasts, May 2016) and begin to decline gradually from 2017 onwards. Furthermore, the Eurogroup of 25 May 2016 committed to provide new conditional concessions with a view to ensure debt sustainability by agreeing on a package of debt measures which will be phased in progressively and subject to the pre-defined conditionality under the ESM program. These measures include, inter alia, a smoothening of payment profiles and design of other debt-management and re-profiling measures in the short, medium and long-run aiming at extending further the effective maturities, lower medium-to-longer-term debt servicing costs and effectively reduce the net present value of the outstanding Greek debt (Source: Eurogroup Statement, 25 May, 2016).

Moreover, following the successful completion of the first Review of the Third Program, the Eurogroup on 25 May 2016 agreed on a contingency fiscal mechanism, which ensures further credibility, by automatically triggering a package of measures in the case of objective evidence that there is a failure to meet the annual primary surplus targets according to the program. This package of measures includes automatic reduction of non-discretionary expenditure and the corresponding claims, as well as selected discretionary expenditure. The initial temporary nature of the measures would become permanent and would include revenue measures as well.

The Greek banking system remained in deleveraging mode in the first six months of 2016, with the pace of annual contraction in the lending to private sector remaining at the same level as in December 2015 (-2.0% y-o-y in June 2016), with loans to households contracting by 3.0% y-o-y (-3.1% y-o-y in December 2015). Corporate credit declined by 0.7% y-o-y in June 2016 compared with -1.2% y-o-y in December 2015, with a further contraction in lending to shipping and trade sectors, outweighing the increase in loans to industry and construction (+0.2% y-o-y and +0.8% y-o-y respectively). Private sector deposits have stabilized since the imposition of capital controls and increased by €1.0 billion in June 2016 — the most positive reading since December 2015. However, total bank deposits remain €47.7 billion lower than their level of December 2014. Accordingly, the Greek banking system’s financing from the Eurosystem decreased to €82.8 billion in July 2016 and by €43.7 billion cumulatively since June 2015, with the Emergency Liquidity Assistance (“ELA”) dependence contracting by €35.3 billion, in this period (Source: Bank of Greece) also assisted by the reinstatement by the ECB of the waiver on minimum credit rating requirements for marketable instruments issued or guaranteed by the Hellenic Republic, since 22 June 2016 (Source: ECB).

Greek sovereign bonds show clear signs of normalization following the successful completion of the first review of the Third Program in June and the reinstatement of the ECB’s waiver on Greek assets, albeit the result of the Brexit referendum on 23 June 2016, led to a small widening of periphery bond spreads over bund. The spread of Greek government bond over the German bund stabilised at 8.1% in July 2016 from an average of 8.6% in the first six months of 2016.

The above developments in the first months of 2016 resulted in the upgrade of Greek sovereign debt by Standard & Poor’s (“S&P”), by one notch to ‘B-’ on 22 January 2016 with a stable outlook, referring to the milder than expected recession and progress made in fiscal and reform targets of the Third Program as the key determinants of its rating decision, whereas the other main rating agencies affirmed the previous ratings. Specifically, on 11 July 2016 Moody’s affirmed the stable outlook on Greece’s Caa3 rating, since the conditions in Greece had stabilized after the Third Program — it should be noted that on 25 September 2015, Moody’s maintained Greece’s sovereign rating at ‘Caa3’ but changed the outlook to stable from negative as it had placed the country’s rating on review for further downgrade since 1 July 2015. Similarly, S&P Global Ratings affirmed its B- long-term sovereign credit rating of the Hellenic Republic with a stable outlook, on 22 July 2016 recognising the progress in fiscal consolidations and in the implementation of program conditionality (Source: S&P press release).

The economies and banking sectors of South Eastern Europe-5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania, and Serbia) performed well in in the first half of this year.

The fundamentals and performance of the economies and the banking sectors of SEE-5 improved on a large scale in the first half of 2016. Indeed, economic activity gained momentum, inflation stabilized, and banking sector profitability strengthened, while fiscal consolidation came to a halt and external adjustment reversed.

Real GDP growth accelerated to an estimated 4.3% y-o-y in the first half of this year from 3.1% y-o-y in the same period a year earlier (Source: Published data from the National Statistical Agencies of the related countries and processed by NBG), due, inter alia, to a looser fiscal stance (the fiscal deficit widened to 2.2% of GDP in the second quarter of this year from 1.5% in the same period a year earlier, on a 4-quarter rolling basis (Source: Source: Published data from the Ministries of Finance of the related countries and processed by NBG)). The acceleration was supported by private consumption and, to a lesser extent, by fixed investment. Stronger real disposable income, reflecting, inter alia, improving labour market conditions and persistent deflation (-0.6% y-o-y in June, broadly unchanged compared with the same month a year earlier (Source: Published data from the Central Banks of the related countries and processed by NBG) boosted private consumption. Looking ahead, despite the Brexit vote, economic activity is set to gain momentum during the rest of the year, with the drag on activity from net exports, reflecting higher imports, being offset by stronger domestic demand. The latter should be supported inter alia by an expansionary fiscal policy stance, improving labour market conditions, and recovering credit activity. Note that the impact of the Brexit on SEE-5 should be marginal this year and more pronounced next year (shaving 0.1 percentage points and 0.3 percentage points off our initial 2016 and 2017 real GDP forecasts, respectively). We foresee the full-year GDP growth surpassing its long-term potential of 3.1%, standing at an 8-year high of 3.8% this year (Source: NBG) against 3.2% in 2015 (Source: Published data from the National Statistical Agencies of the related countries and processed by NBG).

On a negative note, external imbalances continued to rise for the fourth consecutive quarter in the second quarter of the year, after 5½ years of sharp adjustment. However, this negative development, driven by the rebound in domestic private demand, is not a cause for concern, as the fourth quarter rolling current account deficit stood at the manageable level of 2.1% of GDP in the second quarter of this year — up from a multi-year low of 1.1% of GDP in the third quarter of 2015 but well below the pre-global financial crisis range of 15% - 17% of GDP (Source: Published data from the Central Banks of the related countries and processed by NBG). Encouragingly, the quality of financing of the current account deficit remains sound, with non-debt generating foreign direct investments more than covering the current account deficit for the third year in a row (around 133.5% in the second quarter of this year (Source: Published data from the Central Banks of the related countries and processed by NBG)).

Amid a favorable operating environment, the fundamentals and the performance of the SEE-5 banking sector improved in the first quarter of this year. Indeed, the bottom line surged to an estimated €2,392 million (annualized) in the first quarter of this year from €1,828 million (annualized) in the same period a year earlier and €1,854 million in full-year 2015 (Source: Published data from the Central Banks of the related countries and processed by NBG), underpinned by lower provisions for bad loans, in line with the moderation of the ratio of problematic loans to total gross loans (ranging between 10.9% in FYROM and 20.9% in Serbia in the first quarter of this year and 10.8% in FYROM and 21.6% in Serbia a year earlier) (Source: Published data from the Central Banks of the related countries and processed by NBG). Moreover, the capital adequacy ratio improved further (ranging between 15.8% in FYROM and 22.9% in Bulgaria in the first quarter of this year and 15.5% in FYROM and 22.2% in Bulgaria a year ago) (Source: Published data from the Central Banks of the related countries and processed by NBG). The improved asset quality and solvency bode well for a strong rebound in lending activity in the near future, in view of the region’s low penetration rate (loan-to-GDP ratios ranged between 29.1% in Romania and 55.4% in Bulgaria in the second quarter of this year), especially in the retail segment (retail lending-to-GDP ratios ranged between 10.7% in Albania and 21.7% in FYROM in the second quarter of this year) (Source: Published data from the National Statistical Agencies and the Central Banks of the related countries and processed by NBG) and adequate liquidity ratios (the SEE-5 average loan-to-deposit ratio returned, for the first time in 8 years, to below the 100% threshold at end-2014 and stood at 88.7% in the second quarter of this year (Source: Published data from the Central Banks of the related countries and processed by NBG)).

There are, however, downside risks to the SEE-5 positive outlook, stemming from renewed political uncertainty and policy slippage, mainly due to a heavy election calendar this year (in Romania: legislative elections (December); in Bulgaria: presidential elections (October); and in FYROM: legislative elections (December)) and weaker-than-expected economic activity in the region’s main trading, investing and financing partner—the euro area.

Anticipated developments (risk and uncertainties)

Looking forward, the growth rate of the global economy is expected to continue to be modest in the second half of 2016, and to pick-up slightly in the course of 2017, as private consumption regains momentum on the back of higher labour income due to strong employment gains and increasing wages. In addition, a slightly expansionary fiscal policy stance on most advanced economies, following years of consolidation, is presumed to contribute also to the upturn. Moreover, the accommodative policy stance by most major central banks should continue to support activity. In detail, global economic growth is expected to reach to 3.1% in 2016 and 3.4% in 2017, from 3.1% in 2015 (according to International Monetary Fund (“IMF”) World Economic Outlook forecasts, July 2016).

However, there are essential downside risks surrounding the global economic outlook. First and foremost, “Brexit” has initiated a long period of political and economic uncertainty, particularly in Europe. More adverse geopolitical (refugees crisis) and/or political (Italian Referendum in the fourth quarter of 2016, French and German elections in 2017) risks could harm business and consumer confidence further and derail the fragile euro area recovery. Moreover, pronounced stress in European banks amid unresolved legacy (e.g. non-performing exposures) issues could reignite the euro area sovereign cum banking crisis. In addition, a sharper-than-expected slowdown of the Chinese economy, triggered by ineffective policy efforts to curb excess credit and manage the transition of the economy towards a more balanced growth mix could have negative repercussions on global financial markets. Tighter global financial market conditions —possibly also triggered by a reassessment of US Federal Reserve interest rate tightening cycle— could result in rising risk premia across major asset classes leading to heightening financial market volatility. In the context of rising global risk aversion, emerging markets, particularly those with sizable external imbalances, are exposed, as they could face a sharp reversal in capital flows. Finally, any further escalation of geopolitical tensions in the Middle East and in the Ukraine/Russian clash could adversely affect to global economic prospects.

As regards Greece, in 2016 economic activity will continue to be affected by the downside pressures related to the negative carry on growth from GDP trends in 2015 and in the first semester of 2016, and the additional fiscal drag from the implementation of new fiscal measures to support the achievement of a targeted primary surplus in Government budget of, at least, 0.5% of GDP in 2016 (Source: Memorandum of Understanding, August 2015). Accordingly, GDP is estimated to decline further (-0.3% y-o-y in FY:2016, in constant prices, EU Commission, Spring Forecast 2016) with the economy returning in positive growth in the second half of 2016 supported by: i) improving sentiment compared to the previous year; ii) positive tourism and export trends, iii) a gradual normalization of liquidity conditions (reflecting, inter alia, a gradual clearance of government arrears), iv) a further easing of capital controls and v) still favourable terms of trade effects mainly reflecting relatively low oil prices compared with its 5-year average.

The timely completion of the complementary milestones and prior actions necessary for the disbursement of remaining €2.8 billion of the second installment of the Third Program under the first review (Source: ESM) and the timely completion of the second review which would unlock additional funding resources up to €6.1 billion by end-2016, are expected to be sufficient to provide a considerable boost in activity and economic confidence and more than compensate for the drag from the new fiscal measures.

A potential participation of Greek assets in the ECB’s quantitative easing (“QE”) during the second half of 2016 or in early 2017 following reinstatement of the ECB waiver on Greece’s financial assets in June 2016, would accelerate the improvement in liquidity conditions and support further economic confidence and activity. On the other hand, a significant delay in the completion of the second review could give rise to negative confidence and liquidity effects delay the relaxation of capital controls and exert additional downward pressures on collateral valuations — especially real estate — along with the considerable pressure on demand from fiscal measures.

Completion of the sale of Finansbank A.S. to Qatar National Bank S.A.Q.

On 15 June 2016, NBG disposed of Finansbank A.Ş. (99.81%) to Qatar National Bank S.A.Q. (“QNB”) (the “Transaction”). The consideration was €2,750 million. The Transaction included the transfer of NBG’s 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatırım Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the USD 910 million of subordinated debt that NBG had extended to Finansbank, increasing the liquidity position of the NBG Group by approximately €3.6 billion.

With the successful completion of the transaction, NBG’s CET1 ratio for the period ended 30 June 2016 increased by circa 728 bps. This capital enhancement will pave the way to the repayment, following approval by the Single Supervisory Mechanism of the European Central Bank (“SSM”), of the €2.0 billion Contingent Convertible Securities (“CoCos”) issued by NBG on 9 December 2015.

While maintaining its leading liquidity position among Greek banks with a domestic Loan-to-Deposit ratio of 90.9% as of 30 June 2016, NBG utilised the liquidity generated by the Transaction to reduce significantly its cost of funding through the non-renewal of Pillar II bonds and the associated reduction of the Bank’s exposure to ELA.

The sale of Finansbank marks the completion of all actions included in NBG’s capital plan, as approved by the SSM on 13 November 2015 and underlines NBG management’s unequivocal commitment to the successful implementation of the Bank’s restructuring plan and its long-term strategy to successfully redeploy capital towards the Greek economy and be the leader in the country’s economic recovery.

Sale of NBGI Private Equity Funds

On 21 December 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships (“the Funds”) located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On 2 February 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to €288 million. The disposal is consistent with the Group’s capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by DGComp on 4 December 2015. Closing of the transaction is expected within the third quarter of 2016, subject to the approval from the Financial Contact Authority, and antitrust and competition authorities. As a result, the investment in Funds qualifies to be classified as a disposal group held for sale on 21 December 2015.

Financial Results

Profitability

In the first half of 2016, Group’s profit for the period from continuing operations breaks even at €3 million, reflecting recovery trends in the domestic business underpinned by core income(1) growth and Cost of Risk (“CoR”)(2) reduction relative to previous years, as well as the positive recurring contribution from the South East Europe and Other (“SE Europe”)(3).

Greece

In the second quarter of 2016, domestic core pre-provision profit (“PPI”)(4) improved to €207 million (+9.8% q-o-q), reflecting the 6.3% q-o-q increase in core income on the back of funding cost reduction and fee income growth.

Net Interest Income (“NII”) continued its upward trend, rising to €400 million from €396 million in the first quarter of 2016, driven by further time deposit yield re-pricing (-22bps q-o-q) and ELA reduction (-€4.9 billion q-o-q) that allowed for the elimination of Pillar II and III exposure.

Net fee and commission income surged to €37 million in the second quarter of 2016 from €20 million in the first quarter of 2016, reflecting only part of the benefit from the elimination of Pillar II and III exposure, with Pillar II costs slashed to €15 million in the second quarter of 2016 from €30 million the previous quarter. The elimination of Pillar II and III exposure implies an annualized fee expense saving of circa €200 million.

In the first half of 2016, operating expenses in Greece declined by 2.8% y-o-y, driven by both personnel (-2.9% y-o-y) and general, administrative expenses (-4.3%) cost containment. Cost-to-core income(5) recovers to 55.6% from 58.9% in the first half of 2015. Personnel expenses are expected to drop further following the completion of the planned Voluntary Exit Scheme (“VES”), the estimated cost of which was provided for in the fourth quarter of 2015.

In the first half of 2016, domestic losses after tax dropped sharply to €50 million from €1.9 billion in the first half of 2015, attributed to decreased loan impairments and core income recovery in Greece.

SE Europe

In SE Europe, the Bank recorded profit for the period from continuing operations of €53 million in the first half of 2016 from €27 million in the corresponding period of the previous year.

NPEs stock reverse course, declining for the first time

At the Group level, 90 days past due (“90dpd”) formation sharply dropped to -€7 million in the second quarter of 2016 from €126 million the previous quarter, reflecting mainly the practically zero 90dpd formation in Greece compared to €127 million in the first quarter of 2016. In particular, domestic retail formation remained negative (-€98 million) mostly on the back of recoveries in mortgages. Domestic corporate

(1) Core income equals to NII plus net fee & commission income plus earned premia net of claims and commissions

(2) CoR equals to annualized impairment charges for credit losses for the period divided by average of net loans

(3) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, FYROM, Cyprus, Malta, Egypt and South Africa

(4) PPI equals to total income less personnel, general and administrative and other operating expenses, depreciation and amortisation and share of profit or (loss) from equity method investments

(5) Cost-to-core income equals to operating expenses over the sum of NII plus net fee & commission income plus earned premia net of claims and commissions formation declined sharply q-o-q to €81 million from €249 million in the first quarter of 2016, but remains elevated due to a small number of corporate exposures lapsing into default.

The second quarter of 2016, domestic provisioning run rate settled at 231 bps vs. 164 bps in the first quarter of 2016, due to credit provisions and other impairment charges relating to specific corporate defaults during the second quarter of the year. The first half of 2016, CoR stood at 197 bps, or 189 bps at Group level. 90dpd coverage settled at 76.6% in Greece and 74.7% at the Group level. The second quarter of 2016, the Non-performing exposures (“NPE”) stock contracted for the first time by €0.9 billion q-o-q reflecting favourable formation trends, curing and write offs. As a result, NPE ratio in Greece dropped to 47.9% from 49.6% in the first quarter of 2016 with NPE coverage settling at an industry leading level of 55.0% (+140 bps q-o-q).

In SE Europe, the 90dpd ratio settled at 26.5% (-50bps q-o-q), on increased coverage of 59.1% from 58.3% the previous quarter.

Improving liquidity position

Group deposits remained relatively stable quarter-on quarter (“q-o-q”) in the second quarter of 2016, amounting to €42.2 billion (+0.3% q-o-q), reflecting mainly the stabilization of domestic deposits. Specifically, domestic deposits contracted by just €40 million q-o-q in the second quarter of 2016, after dropping by €0.9 billion q-o-q in the first quarter of 2016. Since the end of the second quarter of 2016, the Bank’s deposit base in Greece has increased by €0.3 billion. In SE Europe deposits increased by 2.8% q-o-q to €6.5 billion. Following the imposition of capital controls in June 2015, domestic deposits stock stabilizes at slightly higher levels in the second quarter of 2016.

Following the completion of Finansbank’s sale in 15 June 2016, Eurosystem funding has declined drastically to €13.2 billion as of 26 August 2016 from €22.8 billion as at 31 March 2016, with ELA reduced by €6.5 billion since 31 December 2015 to just €5.0 billion. This constitutes the lowest exposure in the sector, with ELA over assets (excluding EFSF bonds) standing at 6.9%. The cash value of excess collateral amounts to €9.8 billion. More importantly, NBG utilized the €3.6 billion generated from the Finansbank transaction to fully repay costly Pillar II guarantees (€3.0 billion nominal exposure as at 30 June 2016), thus significantly reducing the cost of funding.

NBG maintains by far the lowest ELA exposure in Greece, which provides the Bank with a unique funding advantage ahead of the domestic economic recovery. Furthermore, the Loans-to-Deposits ratio stood at just 90.9% and 91.1%, in Greece and at the Group level, respectively.

NBG’s liquidity position will be enhanced by circa €0.6 billion from the ongoing divestments of Astir Palace and NBGI Private Equity Funds.

Capital position

Common Equity Tier 1 (“CET1”) ratio stood at 16.8%, pro-forma for the near completion sales of Astir Palace and NBGI, as well as CoCos repayment. Including CoCos, CET1 increases to 22.1%. Capital will be further enhanced by the full implementation of the Bank’s restructuring plan.

On a Basel III fully loaded basis and pro-forma for these divestments, CET1 settles at 16.2% (including CoCos, CET 1 at 21.6%).

Going concern

Liquidity

Total Eurosystem funding was significantly reduced as of 30 June 2016 to €14.9 billion (31 December 2015: €24.0 billion), of which €8.9 billion from the ECB (31 December 2015: €12.5 billion) and €6.0 billion from the ELA (31 December 2015: €11.5 billion). Furthermore, as of 30 June 2016 the Bank entered into new repurchase transactions with financial institutions of €4.1 billion, while the Bank’s ELA liquidity buffer stood at €10.9 billion (cash value). As of 26 August 2016, Eurosystem funding decreased further to €13.2 billion, while ELA decreased to €5.0 billion and the liquidity buffer amounted to €9.6 billion (cash value).

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 30 June 2016 was 21.4% and pro-forma for the near completion sales of Astir Palace and NBGI, as well as CoCos repayment CET1 ratio is 16.8%, which is expected to increase further upon completion of the remaining commitments included in the NBG’s Restructuring Plan.

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) its current access to the Eurosystem facilities, (b) the completion of the first review of the Program agreed in 2015 and the approval for the disbursement of the second tranche, (c) the Bank’s and the Group’s CET1 ratio of 30 June 2016 and (d) the expected positive impact on the Bank’s and the Group’s CET1 ratio from the remaining commitments included in the Restructuring Plan (see section below).

Implementation of the Bank Recovery and Resolution Directive

Greek Law 4335/2015, as in force implements in Greek law Directive 2014/59/EU of 15 May 2014, which provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive” or “BRRD”). The BRRD is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support.

The BRRD contains a broad range of resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that certain required conditions are met, including, inter alia, that an institution is failing or likely to fail and no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a general bail-in tool, which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In cases of an exceptional systemic crisis, extraordinary public financial support may be provided in accordance with the EU state aid framework, as a last resort and subject to additional conditions.

In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). These measures could be applied to certain of the Group’s debt securities under certain conditions. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein. Furthermore, Greek Law 4335/2015 designated the Resolution Leg of Hellenic Deposit and Investment Guarantee Fund (“HDIGF”) as the new National Resolution Fund as far as credit institutions are concerned.

Restructuring Plan

The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank’s operations are monitored and limited to the operations approved in the 2015 Revised Restructuring Plan, which aims to ensure the Bank’s return to long-term viability.

Revised Restructuring Plan approved by the Directorate General for Competition on 4 December 2015

On 4 December 2015, the European Commission approved the NBG’s Revised Restructuring Plan (2015 Restructuring Plan).

The 2015 Restructuring Plan includes a number of commitments to implement certain measures and actions that have to be completed during the period 2015-2018 (the “Commitments”). The Commitments relate both to domestic and foreign operations of the Group. Differentiations to the restructuring plan approved in July 2014 relate to the deepening of the bank’s operational restructuring, some amendments on commitment’s deadlines, as well as a commitment to further dispose of foreign assets.

For the domestic operations, the Commitments relate to constraining operating expenses, including the number of personnel and branches. Other Commitments relate to monitoring the cost of deposits in Greece, maintaining a level of loans-to-deposits ratio below a maximum ratio, adhering to an investment policy and the divestment from certain domestic non-banking activities.

In particular, the Commitments relate to the following:

•                  Number of branches in Greece: Restriction of the total number of branches in Greece to 540 at the end of 2017 (as of 30 June 2016: 524).

•                  Total Full time equivalent personnel (“FTEs”) in Greece: Restriction of the total number of FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. It should be noted that the Group has proceeded to a significant reduction of FTEs in Greece, including the voluntary retirement program in 2013, through which approximately 2,500 employees left the Bank. As of 30 June 2016, the domestic FTEs were 12,013 (31 December 2015: 12,019).

•                  Total operating costs in Greece: Restriction of total operating costs in Greece to €961 million for the year 2017 (for 2015: €1,030 million and for the six months period ended 30 June 2016: €495 million).

•                  Cost of deposits in Greece: NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is depicted in the Revised Restructuring Plan, in order to regain its profitability in Greece. NBG has already achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

•                  Loans/Deposits: Restriction of the Loan/Deposit ratio in Greece at a maximum of 115% at the end of 2018 (as of 30 June 2016: 90.9%).

•                  Domestic non-banking activities: NBG will divest from certain domestic non-banking activities.

•                  Reduction of securities portfolio: NBG will reduce its investments in shares, subordinated debt and hybrid securities.

•                  Disposal of Private Equity Funds: NBG will proceed with the sale of its Private Equity Funds. The Share Purchase Agreement (“SPA”) has been signed while the closing of the transaction is expected to close by the third quarter of 2016.

Regarding its international operations, NBG’s Commitments mainly refer to the below:

•                  Divestment from international operations: NBG will reduce its international activities, by disposing certain subsidiaries and branches. This process is at an initial stage.

•                  Sale of Finansbank. On 15 june 2016, NBG completed the sale of 100% of its shareholding in Finansbank. Following the closing, NBG will proceed to repay the CoCos, subject to regulatory approval (see also section “Completion of the sale of Finansbank A.S. to Qatar National Bank S.A.Q. on 15 June 2016”).

Other Commitments refer to the following:

i.                  Investment policy: NBG will not invest in non-investment grade securities, except for specific cases.

ii.               Salary cap: Restriction of the total annual remuneration (including salary, pension contribution and bonus) of any of NBG’s employees to a certain amount.

iii.            Prolongation of Commitments: NBG will continue to implement the Commitments on Corporate Governance and Commercial Operations, as submitted by the Hellenic Republic on 20 November 2012, until the end of the Restructuring period.

The implementation of the commitments set out in the 2015 Restructuring Plan is monitored by the Monitoring Trustee.

Events after the reporting period

SME securitization

On 8 August 2016, NBG completed a securitization transaction (“the Transaction”). NBG raised up to €300 million, of which €235 million already received in cash, of medium-term funding by placing the senior notes with the European Investment Bank (“EIB”), the European Investment Fund (“EIF”) and the European Bank for Reconstruction and Development (“EBRD”) (together hereafter, “the Investors”). The senior notes, rated at BB by S&P and B- by Fitch, were stressed and withstood investment grade scenarios, but were capped by the sovereign ceiling (BB by S&P and B- by Fitch).

On 2 August 2016, S&P Ratings raised their credit rating of the Bank to  ‘CCC+’ from ‘SD’, with a stable outlook.

On 13 August 2016, the Bulgarian National Bank (BNB) announced the results of the Comprehensive Assessment of all the banks operating in Bulgaria, which consisted of an Asset Quality Review (AQR) and a Stress Test. As a result of the AQR exercise, the UBB’s CET1 ratio was adjusted by only 0.4%, from 26.1% to 25.7%, which is well above the minimum required of 4.5%. In the Stress Test that followed, the AQR adjusted CET1 ratio of 25.7% is projected to increase to 34.0% in the baseline scenario and to 25.8% in the adverse scenario in 2018.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management. Risk management and control forms an integral part of the Group’s commitment to providing continuously high returns to its shareholders.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Credit risk is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control & Architecture Division (“GRCAD”).

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

•                  Credit limits that aggregate in comparable and meaningful manner different types of exposures, at various levels.

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies.

•                  Internal risk rating systems.

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions.

•                  Periodical and timely remedial actions on deteriorating credits.

•                  Independent, on-going assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.

•                  The use of credit risk mitigation techniques (such as collaterals and guarantees).

•                  The estimation of risk adjusted pricing for most products and services.

Since 2008, the Bank is following the Internal Ratings Approach (“IRB”) for the calculation of capital charges arising from credit risk in its corporate, SME Retail and mortgage portfolios which exceed 80% of its banking book loan exposures on a standalone basis.

Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolios, as well as from the interest rate exchange traded and over-the-counter (“OTC”) derivative transactions.

The most significant contributor to market risk in the Group is NBG (“the Bank”). More specifically, the Bank retains a portfolio of European Financial Stability Facility (“EFSF”) bonds, Greek T-Bills and government bonds and other EU sovereign debt, as well as moderate positions in Greek and international corporate bonds. Additionally, the Bank is active in the interest rate and cross currency swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes while it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”) and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as for the hedging of equity risk arising from the Group’s cash positions and equity-linked products offered to its clientele. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division. Apart from the Bank, the foreign exchange risk undertaken by the rest of the Group’s subsidiaries is insignificant.

The Bank, in order to ensure the efficient management of market risk, calculates the Value at Risk (“VaR”) of its Trading and Available for Sale (“AFS”) portfolios on a daily basis, along with the VaR per risk type. This has been implemented through RiskWatch by Algorithmics (currently IBM). The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are interest rate, equity and foreign exchange risk.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined based on the Risk Appetite framework of the Bank; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios.

In order to verify the predictive power of the VaR model, which is used for the estimation of market risk, the Bank conducts back-testing on a daily basis. In accordance with the guidelines set out in the Capital Requirements Regulation 575/2013, the calculations only refer to the Bank’s trading portfolio and involve the comparison of the hypothetical and actual daily gains/losses of the portfolio with the respective estimates of the VaR model. Any excess of the hypothetical / actual losses over the VaR estimate is reported to the authorities within five business days.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly basis, on both the Trading and Available for Sale portfolios, based on specific scenarios, depending on the risk factor category (interest rates, stock index prices, exchange rates).

Liquidity Risk

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

The Bank’s executive and senior management have the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee (“BRC”) and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is informed about current liquidity risk exposures, on a daily basis, ensuring that the Group’s liquidity risk profile stays within the approved levels.

In addition, top management receives a liquidity report, on a daily basis, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity. Moreover, the Asset Liability Committee (“ALCO”) monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Loans-to-Deposits ratio is monitored, which as of 30 June 2016, stood at 90.9% and 91.1%, on a domestic (Greece) and on a Group level, respectively.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above. In addition to the Bank’s liquidity buffer, the rest of the Group’s subsidiaries maintain a ratio of available funds through repurchase agreements (“AFTR”) over total deposits at a minimum level of 9%.

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding via the Main Refinancing Operations (“MROs”) and the Targeted Longer-term Refinancing Operations (“TLTROs”) with ECB, as well as through the Emergency Liquidity Assistance (“ELA”) mechanism with the Bank of Greece, and repurchase agreements (repos) with major foreign Financial Institutions (“FIs”). ECB funding and repos with FIs are collateralized mainly by EFSF/ European Stability Mechanism (“ESM”) bonds received from Hellenic Financial Stability Fund (“HFSF”), as well as by Greek government bonds and T-Bills. ELA funding is collateralized mainly by loans, as well as by notes issued by the Bank and guaranteed by the Hellenic Republic, in the context of the Bank’s participation in the Hellenic Republic Bank Support Plan (Pillar II notes(6)).

The structure of the Bank’s liquidity position was significantly improved during the first half of 2016. On 30 June 2016, Eurosystem funding stood at €14.9 billion, a decrease of €9.1 billion when compared to the respective figure as of 31 December 2015. In particular, ECB funding was €8.9 billion, while ELA funding amounted to €6.0 billion, a decrease of about €3.6 billion and €5.5 billion, respectively. The main drivers for these developments were the sale of the entire stake in Finansbank S.A. in the amount of €3.6 billion (includes also the repayment of the USD 910 million of subordinated debt that NBG has extended to Finansbank), the new repo transactions with FIs in the amount of €4.1 billion and the further deleveraging of the Bank’s bonds portfolio (mainly EFSF recapitalization issuances) by about €1.4 billion. Also, since the capital controls were still in force, the Bank’s customer deposits remained at approximately the same level and stood at €35.7 billion as of the end of the second quarter of 2016.

Moreover, during the first half of 2016, the Bank’s funding cost decreased by 30 basis points when compared to the respective figure as of 31 December 2015, and stood at 0.85% as of 30 June 2016. This development is mainly attributed to the significant reduction of ELA funding, predominantly due to the sale of Finansbank, and to ECB’s decision to reinstate the waiver on accepting notes issued by the Hellenic Republic as collateral for refinancing operations. Additionally, the decreased dependence on ELA funding allowed for the cancelation of €7.6 billion of the Pillar II notes, which is the most expensive type of collateral. Finally, the Bank’s liquidity buffer during this period increased by €2.6 billion and stood at €11.1 billion on 30 June 2016, of which €0.2 billion was collateral eligible for funding with the ECB and €10.9 billion was collateral that could be posted in order to draw liquidity from ELA.

As far as the Group’s subsidiaries are concerned, they are mostly self-funded, except from Banca Romaneasca, which receives around €450 million from the Bank, through interbank transactions.

Counterparty Risk

Counterparty risk for the Group is due to OTC derivative transactions and other interbank secured and unsecured funding transactions and it arises from the obligor’s failure to meet her contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The Group Market and Operational Risk Management Division (“GMORMD”) is responsible for setting these limits and monitoring the respective exposures.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk applies across all of the Group’s subsidiaries.

The estimation of the exposure to each counterparty depends on the type of the financial product. In the case of money market placements, exposure is equal to the face amount of the transaction. In over the counter transactions, exposure is calculated based on Credit Equivalent Factors, according to the type of the transaction, its maturity, netting and collateralization.

The Group seeks to reduce counterparty risk by standardizing its transactions with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral, thus minimizing counterparty risk.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong way risk).

Operational risk

Operational is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Group, acknowledging the importance of operational risk, has established and maintained a firm wide and effective, high quality framework for its management, since 2006. Starting in 2009, the management of operational risk throughout the Group is supported by Algorithmic’s (currently IBM) OpVar system. The specific software supports the overall operational risk management framework, which consists of the Loss Event Data Collection, the Risk and Controls Self Assessment annual process, the definition and monitoring of Key Risk Indicators, the Structured Scenario Analysis process and the determination and monitoring of Action Plans.

The Bank has adopted the Standardized Approach for the calculation of operational risk regulatory capital requirements, both on a solo and on a consolidated basis.

(6) On 22 July 2016 the securities issued by NBG under Hellenic Republic guarantees (Pillar II) were cancelled.

Interest rate risk in the banking book

The Group systematically measures and manages the interest rate risk arising from its banking book items through:

•                  The analysis of re-pricing and liquidity gaps arising from its balance sheet structure.

•                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates.

Risk related to the recognition of the main part of deferred tax assets as regulatory capital or as an asset

The Group currently includes deferred tax assets (“DTAs”) in calculating the Group’s capital and capital adequacy ratios. As at 30 June 2016 and 31 December 2015, the Group DTAs was €5.1 billion.

The Bank reviews the carrying amount of its DTAs at each reporting date, and such review may lead to a reduction in the value of the DTAs on the Bank’s statement of financial position, and therefore reduce the value of the DTAs as included in the regulatory capital.

CRD IV (EU Directive 2013/36 and European Parliament Regulation 575/2013) provides that DTAs recognized for IFRS purposes that rely on the future profitability of a credit institution and exceed certain thresholds must be deducted from its CET1 (Common Equity Tier 1) capital. This deduction is implemented gradually until 2024.

The deduction introduced by CRD IV has a significant impact on Greek credit institutions, including the Group. However, as a measure to mitigate the effects of the deduction, article 27A of Greek Law 4172/2013, as amended by paragraph 1 of article 23 of Greek Law 4302/2014 and further amended by article 4 of Greek law 4340/2015 (the “DTC Law”) allows, under certain conditions, credit institutions to convert DTAs arising from Private Sector Initiative (“PSI”) unamortized losses, as well as accumulated provisions and other losses due to credit risk recognized as at 30 June 2015, for IFRS purposes, (the “Eligible DTAs” or “DTCs”) to final and settled claims against the Hellenic Republic (the “Tax Credits”). As at 30 June 2016 Group’s eligible DTAs amounted to €4.9 billion (31 December 2015: €4.9 billion). Eligible DTAs may increase in future periods due to the recognition of unrecognized DTAs on accumulated provisions and other losses due to credit risk existing as of 30 June 2015. Eligible DTAs may increase in future periods due to increases in applicable income tax rates. The main condition for the creation of Tax Credits is the existence of an accounting loss for a respective year, starting from accounting year 2016 and onwards, for which Tax Credits can be created in the following year, i.e., from 2017. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses) and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. This new legislation allows credit institutions, including the Group, to treat such Eligible DTAs as not ‘‘relying on future profitability’’ according to CRD IV, and as a result such Eligible DTAs are not deducted from CET1, thereby improving an institution’s capital position.

Even though the European Commission had not launched a formal investigation, there can be no assurance that the tax provisions implemented by the law as described above will not be challenged by the European Commission as illegal state aid.

If the regulations governing the use of DTCs as part of the Group’s regulatory capital should change, this may affect the Group’s capital base and consequently its capital ratios. As at 30 June 2016, 55.6% of the Group’s CET1 capital was comprised of DTC. Additionally, there can be no assurance that any final interpretation of the amendments described above will not change or that the European Commission will not conclude the treatment of the DTCs under Greek law illegal and as a result Greek credit institutions will ultimately not be allowed to maintain certain DTCs as regulatory capital. If any of these risks materialize, this could have a material adverse effect on the Group’s ability to maintain sufficient regulatory capital, which may in turn require the Group to issue additional instruments qualifying as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the Group’s operating results and financial condition and prospects.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all its related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables and payables must be also disclosed separately. The following table presents the transactions between the Bank and its subsidiaries, while there are no significant transactions with its associates.

Subsidiaries

(€ million)	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
National Securities S.A.	—	54	1	1	30
NBG Asset Management Mutual Funds S.A.	1	15	2	—	—
Ethniki Leasing S.A.	575	6	7	—	328
NBG Property Services S.A.	—	1	—	—	—
Pronomiouhos S.A. Genikon Apothikon Hellados	—	16	—	1	—
NBG Greek Fund Ltd	—	6	—	—	—
NBG Bancassurance S.A.	1	2	2	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	38	—	1	—	—
National Bank of Greece (Cyprus) Ltd	145	5	2	—	30
NBG Management Services Ltd	117	—	2	—	—
Stopanska Banka A.D.-Skopje	2	—	—	—	—
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	59	100	1	—	1
NBG Finance Plc	—	16	—	—	—
NBG Asset Management Luxembourg S.A.	—	10	—	—	—
Innovative Ventures S.A. (I-Ven)	—	2	—	—	—
NBG Funding Ltd	—	19	—	—	—
Banca Romaneasca S.A.	522	—	2	1	398
Ethniki Hellenic General Insurance S.A.(Group)	50	365	3	8	2
ASTIR Palace Vouliagmenis S.A.	30	7	1	—	3
Grand Hotel Summer Palace S.A.	—	4	—	—	—
NBG Training Center S.A.	—	2	—	2	—
DIONYSOS S.A.	1	—	—	—	—
EKTENEPOL Construction Company S.A.	1	—	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3	—	—	—	—
NBGI Private Equity Funds	228	3	—	—	—
NBG International Holdings B.V.	71	216	1	—	—
Finansbank A.S. (Group)	—	—	18	—	—
Vojvodjanska Banka A.D. Novi Sad	22	7	1	—	1
NBG Finance (Dollar) Plc	—	281	—	—	—
NBG Finance (Sterling) Plc	—	63	—	—	—
NBG Bank Malta Ltd	22	35	—	—	—
Ethniki Factors S.A.	291	12	5	—	359
NBG Pangaea REIC	10	10	—	34	1.597
Banka NBG Albania Sh.a.	11	—	1	—	—
ASTIR Marina Vouliagmenis S.A.	10	1	—	—	2
Profinance S.A.	—	1	—	—	—
Probank Leasing S.A.	169	4	3	—	—
Probank Insurance Brokers S.A.	—	1	—	—	—
Total	2,379	1,264	53	47	2,751

For further details, see Note 14.

Athens, 31 August 2016

THE CHIEF EXECUTIVE OFFICER

LEONIDAS E. FRAGKIADAKIS

Independent Auditor’s Review Report

on the interim financial report for the period ended 30 June 2016

Deloitte Certified Public Accountants S.A. 3a Fragoklissias & Granikou str. Maroussi Athens GR 151-25 Greece Tel: +30 210 6781 100 Fax: +30 210 6776 221-2 www.deloitte.gr

TRANSLATION

REVIEW REPORT ON INTERIM FINANCIAL INFORMATION

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Introduction

We have reviewed the accompanying condensed separate and consolidated statement of financial position of the Bank and the Group of “NATIONAL BANK OF GREECE S.A.” (the “Group”) as of 30 June 2016, the related condensed separate and consolidated statements of income and comprehensive income for the six month period then ended, changes in equity and cash flows for the six month period then ended, as well as the selective explanatory notes, which together comprise the condensed six month interim financial information and which represent an integral part of the six month financial report provided under Law 3556/2007.  Management is responsible for the preparation and presentation of this condensed six month interim financial information in accordance with International Financial Reporting Standards as adopted by the European Union and applicable to Interim Financial Reporting (International Accounting Standard “IAS” 34).  Our responsibility is to express a conclusion on this condensed six month interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information performed by the Independent Auditor of the Entity”.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed six month interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Report on Other Legal and Regulatory Requirements

Our review has not revealed any inconsistency or discrepancy in the content of the other information in the six month financial report provided under article 5 of Law 3556/2007 when compared to the accompanying condensed six month interim financial information.

Athens, 2 September 2016

The Certified Public Accountant

Alexandra Kostara

Reg. No. SOEL: 19981

Deloitte. Certified Public Accountants S.A.

3a Fragoklissias & Granikou Str.

151 25 Maroussi

Reg. No. SOEL: E 120

Deloitte Greece is a member of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about to learn more about our global network of member firms.

In Greece, “Deloitte Certified Public Accountants S.A.” provides audit services, “Deloitte Business Solutions S.A.” financial advisory, tax and consulting services and “Deloitte Accounting Compliance & Reporting Services S.A.” accounting outsourcing services. With a staff of more than 600 and offices in Athens and Thessaloniki, Deloitte Greece focuses on all major industries including financial services, shipping and ports, energy and resources, consumer business, life sciences and health care, manufacturing, technology, media and telecommunications, real estate and public sector services. Deloitte clients include most of the leading private and public, commercial, financial and industrial companies. For more information, please visit our website at www.deloitte.gr

This communication contains general information only, and none of Deloitte Touche Tohmatsu Limited, its member firms, or their related entities (collectively, the “Deloitte Network”) is, by means of this communication, rendering professional advice or services. Before making any decision or taking any action that may affect your finances or your business, you should consult a qualified professional adviser. No entity in the Deloitte Network shall be responsible for any loss whatsoever sustained by any person who relies on this communication.

Co.Reg. No: 001223601000

© 2016 All rights reserved.

Statement of Financial Position

as at 30 June 2016

		Group		Bank
€ million	Note	30.06.2016	31.12.2015	30.06.2016	31.12.2015
ASSETS
Cash and balances with central banks		1,973	2,208	1,039	1,130
Due from banks		2,909	2,799	2,974	2,927
Financial assets at fair value through profit or loss		2,703	2,486	2,142	2,126
Derivative financial instruments		5,168	3,895	5,166	3,892
Loans and advances to customers	7	44,943	45,375	39,399	39,750
Investment securities		14,962	16,117	12,103	13,457
Investment property		872	869	6	6
Investments in subsidiaries		—	—	2,862	2,861
Equity method investments		17	16	7	7
Goodwill, software and other intangible assets		143	147	107	113
Property and equipment		1,311	1,325	248	249
Deferred tax assets		5,087	5,096	4,906	4,906
Insurance related assets and receivables		535	601	—	—
Current income tax advance		601	579	566	545
Other assets		1,951	1,952	1,607	1,606
Non-current assets held for sale	8	742	27,767	433	3,556
Total assets		83,917	111,232	73,565	77,131

LIABILITIES
Due to banks	9	20,278	25,166	20,316	25,240
Derivative financial instruments		6,125	4,638	6,120	4,635
Due to customers	10	42,184	42,959	36,458	36,868
Debt securities in issue		1,144	1,106	865	826
Other borrowed funds		132	146	—	—
Insurance related reserves and liabilities		2,163	2,226	—	—
Deferred tax liabilities		5	9	—	—
Retirement benefit obligations		269	273	253	258
Current income tax liabilities		10	10	2	—
Other liabilities		1,541	1,232	1,314	989
Liabilities associated with non-current assets held for sale	8	301	23,643	—	—
Total liabilities		74,152	101,408	65,328	68,816

SHAREHOLDERS’ EQUITY
Share capital	12	2,744	2,744	2,744	2,744
Share premium account	12	13,866	13,866	13,863	13,863
Less: treasury shares	12	—	(1)	—	—
Reserves and retained earnings		(9,574)	(6,577)	(10,399)	(10,321)
Amounts recognised directly in equity relating to non-current assets held for sale		—	(2,962)	—	—
Contingent convertible securities		2,029	2,029	2,029	2,029
Equity attributable to NBG shareholders		9,065	9,099	8,237	8,315

Non-controlling interests		700	725	—	—
Total equity		9,765	9,824	8,237	8,315

Total equity and liabilities		83,917	111,232	73,565	77,131

Athens, 31 August 2016

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 25 to 48 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2016

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.06.2016	30.06.2015	30.06.2016	30.06.2015

Continuing Operations
Interest and similar income		1,167	1,325	958	1,077
Interest expense and similar charges		(206)	(366)	(181)	(320)
Net interest income		961	959	777	757

Fee and commission income		173	177	112	112
Fee and commission expense		(69)	(118)	(62)	(111)
Net fee and commission income		104	59	50	1

Earned premia net of reinsurance		225	244	—	—
Net claims incurred		(183)	(182)	—	—
Earned premia net of claims and commissions		42	62	—	—

Net trading income / (loss) and results from investment securities		(32)	(35)	(51)	(40)
Net other income / (expense)		(19)	2	(30)	22
Total income		1,056	1,047	746	740

Personnel expenses		(393)	(401)	(291)	(299)
General, administrative and other operating expenses		(176)	(181)	(135)	(139)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(60)	(59)	(35)	(34)
Credit provisions and other impairment charges	4	(411)	(2,852)	(359)	(2,775)
Share of profit / (loss) of equity method investments		2	3	—	—
Profit / (loss) before tax		18	(2,443)	(74)	(2,507)

Tax benefit / (expense)	5	(15)	535	(1)	543
Profit / (loss) for the period from continuing operations		3	(1,908)	(75)	(1,964)

Discontinued Operations
Profit / (loss) for the period from discontinued operations		(2,957)	150	(12)	—

Profit / (loss) for the period		(2,954)	(1,758)	(87)	(1,964)

Attributable to:
Non-controlling interests		21	15	—	—
NBG equity shareholders		(2,975)	(1,773)	(87)	(1,964)

Earnings / (losses) per share - Basic from continuing operations	6	€(0.00)	€(8.17)	€(0.01)	€(8.34)
Earnings / (losses) per share - Diluted from continuing operations	6	€(0.00)	€(8.17)	€(0.01)	€(8.34)
Earnings / (losses) per share - Basic from continuing and discontinued operations	6	€(0.33)	€(7.53)	€(0.01)	€(8.34)
Earnings / (losses) per share - Diluted from continuing and discontinued operations	6	€(0.33)	€(7.53)	€(0.01)	€(8.34)

Athens, 31 August 2016

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 25 to 48 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2016

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.06.2016	30.06.2015	30.06.2016	30.06.2015

Profit / (loss) for the period		(2,954)	(1,758)	(87)	(1,964)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		19	(124)	9	(45)
Currency translation differences, net of tax		2,602	(250)	—	—
Cash flow hedge, net of tax		(20)	38	—	—
Net investment hedge, net of tax		338	—	—	—
Total of items that may be reclassified subsequently to profit or loss		2,939	(336)	9	(45)

Other comprehensive income / (expense) for the period, net of tax	13	2,939	(336)	9	(45)

Total comprehensive income / (expense) for the period		(15)	(2,094)	(78)	(2,009)

Attributable to:
Non-controlling interests		19	17	—	—
NBG equity shareholders		(34)	(2,111)	(78)	(2,009)

Athens, 31 August 2016

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 25 to 48 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2016

	Group
	3 month period ended
€ million	30.06.2016	30.06.2015

Interest and similar income	578	660
Interest expense and similar charges	(96)	(198)
Net interest income	482	462

Fee and commission income	89	92
Fee and commission expense	(28)	(62)
Net fee and commission income	61	30

Earned premia net of reinsurance	120	113
Net claims incurred	(96)	(83)
Earned premia net of claims and commissions	24	30

Net trading income / (loss) and results from investment securities	(45)	67
Net other income / (expense)	3	12
Total income	525	601

Personnel expenses	(197)	(202)
General, administrative and other operating expenses	(93)	(93)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(30)	(30)
Credit provisions and other impairment charges	(219)	(2,463)
Share of profit / (loss) of equity method investments	(1)	2
Profit / (loss) before tax	(15)	(2,185)

Tax benefit / (expense)	(8)	540
Profit / (loss) for the period from continuing operations	(23)	(1,645)

Discontinued operations
Profit / (loss) for the period from discontinued operations	(3,028)	36
Profit / (loss) for the period	(3,051)	(1,609)

Attributable to:
Non-controlling interests	11	5
NBG equity shareholders	(3,062)	(1,614)

Earnings / (losses) per share - Basic from continuing operations	€(0.00)	€(7.01)
Earnings / (losses) per share - Diluted from continuing operations	€(0.00)	€(7.01)
Earnings / (losses) per share - Basic from continuing and discontinued operations	€(0.33)	€(6.85)
Earnings / (losses) per share - Diluted from continuing and discontinued operations	€(0.33)	€(6.85)

Athens, 31 August 2016

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 25 to 48 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2016

		Group
		3 month period ended
€ million	Note	30.06.2016	30.06.2015

Profit/(loss) for the period		(3,051)	(1,609)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(6)	(82)
Currency translation differences, net of tax		2,646	(305)
Cash flow hedge, net of tax		20	27
Net investment hedge, net of tax		338	—
Total of items that may be reclassified subsequent to profit or loss		2,998	(360)

Other comprehensive income/(expense) for the period, net of tax		2,998	(360)

Total comprehensive income/(expense) for the period		(53)	(1,969)

Attributable to:
Non-controlling interests		9	7
NBG equity shareholders		(62)	(1,976)

Athens, 31 August 2016

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 25 to 48 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 30 June 2016

	Attributable to equity holders of the parent company
€ million	Share capital		Share premium		Treasury shares	Contingent Convertible Securities	Available- for-sale securities reserve	Currency translation reserve	Net investment hedge	Cash flow hedge	Defined benefit plans	Other reserves & Retained earnings	Total	Non- controlling Interests & Preferred securities	Total
	Ordinary shares	Preference shares	Ordinary shares	Preference shares
Balance at 1 January 2015	1,060	1,354	13,866	194	—	—	12	(1,975)	(457)	(18)	(189)	(4,235)	9,612	854	10,466
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	(124)	(242)	—	38	—	(10)	(338)	2	(336)
Profit / loss for the period	—	—	—	—	—	—	—	—	—	—	—	(1,773)	(1,773)	15	(1,758)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	(124)	(242)	—	38	—	(1,783)	(2,111)	17	(2,094)
Repurchase of preference shares	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(73)	(73)
Balance at 30 June 2015	1,060	1,354	13,866	194	—	—	(112)	(2,217)	(457)	20	(189)	(6,018)	7,501	797	8,298
Movements to 31 December 2015	1,684	(1,354)	—	(194)	(1)	2,029	123	(305)	—	—	25	(409)	1,598	(72)	1,526
Balance at 31 December 2015 and at 1 January 2016	2,744	—	13,866	—	(1)	2,029	11	(2,522)	(457)	20	(164)	(6,427)	9,099	725	9,824
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	19	2,452	338	(20)	—	152	2,941	(2)	2,939
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	—	—	(2,975)	(2,975)	21	(2,954)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	19	2,452	338	(20)	—	(2,823)	(34)	19	(15)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)	(9)	(10)
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	(35)	(35)
Transfer to retained earnings	—	—	—	—	—	—	—	—	—	—	20	(20)	—	—	—
(Purchases)/ disposals of treasury shares	—	—	—	—	1	—	—	—	—	—	—	—	1	—	1
Balance at 30 June 2016	2,744	—	13,866	—	—	2,029	30	(70)	(119)	—	(144)	(9,271)	9,065	700	9,765

The notes on pages 25 to 48 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 30 June 2016

€ million	Share capital		Share premium		Treasury shares	Contigent Convertible Securities	Available for sale securities reserve	Currency translation reserve	Defined benefit plans	Other reserves & retained earnings	Total
	Ordinary shares	Preference shares	Ordinary shares	Preference shares
Balance at 1 January 2015	1,060	1,354	13,863	194	—	—	(84)	—	(161)	(7,573)	8,653
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	(45)	—	—	—	(45)
Profit for the period	—	—	—	—	—	—	—	—	—	(1,964)	(1,964)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	(45)	—	—	(1,964)	(2,009)
Balance at 30 June 2015	1,060	1,354	13,863	194	—	—	(129)	—	(161)	(9,537)	6,644
Movement to 31 December 2015	1,684	(1,354)	—	(194)	—	2,029	70	—	18	(582)	1,671
Balance at 31 December 2015 & at 1 January 2016	2,744	—	13,863	—	—	2,029	(59)	—	(143)	(10,119)	8,315
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	9	—	—	—	9
Profit for the period	—	—	—	—	—	—	—	—	—	(87)	(87)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	9	—	—	(87)	(78)
Balance at 30 June 2016	2,744	—	13,863	—	—	2,029	(50)	—	(143)	(10,206)	8,237

The notes on pages 25 to 48 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2016

	Group		Bank
	6-month period ended		6-month period ended
€ million	30.06.2016	30.06.2015	30.06.2016	30.06.2015
Cash flows from operating activities
Profit / (loss) before tax	(2,916)	(2,269)	(86)	(2,507)
Adjustments for:
Non-cash items included in income statement and other adjustments:	3,725	3,076	406	2,659

Depreciation and amortisation on property & equipment, intangibles and investment property	92	99	35	34
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(24)	(5)	(4)	9
Credit provisions and other impairment charges	505	3,080	359	2,776
Provision for employee benefits	14	14	6	6
Share of (profit) / loss of equity method investments	—	(2)	—	—
Dividend income from investment securities	(3)	(2)	(29)	(71)
Net (gain) / loss on disposal of property & equipment and investment property	(3)	(71)	1	—
Net (gain) / loss on disposal of investment securities	(42)	4	(18)	13
Net (gain) / loss on disposal of subsidiaries	3,114	—	12	—
Accrued interest from financing activities and results from repurchase of debt securities in issue	46	85	16	24
Valuation adjustment on instruments designated at fair value through profit or loss	21	(131)	22	(132)
Other non-cash operating items	5	5	6	—

Net (increase) / decrease in operating assets:	(1,305)	(1,681)	(654)	(774)
Mandatory reserve deposits with Central Bank	(421)	531	54	32
Due from banks	(181)	(51)	(65)	315
Financial assets at fair value through profit or loss	(417)	(766)	(220)	(717)
Derivative financial instruments assets	(437)	48	(786)	729
Loans and advances to customers	171	(1,370)	399	(1,179)
Other assets	(20)	(73)	(36)	46

Net increase / (decrease) in operating liabilities:	(4,454)	409	(4,378)	(564)
Due to banks	(4,732)	9,785	(4,924)	8,298
Due to customers	(193)	(9,248)	(410)	(8,170)
Derivative financial instruments liabilities	407	(321)	589	(557)
Retirement benefit obligations	(17)	(14)	(8)	(2)
Insurance related reserves and liabilities	(63)	56	—	—
Income taxes paid	(53)	(159)	(22)	(54)
Other liabilities	197	310	397	(79)
Net cash from / (for) operating activities	(4,950)	(465)	(4,712)	(1,186)

Cash flows from investing activities
Participation in share capital increase/(decrease) of subsidiaries	—	—	(1)	(6)
Disposal of subsidiaries, net of cash disposed	2,848	—	2,253	—
Disposal of equity method investments	2	(1)	—	—
Dividends received from investment securities & equity method investments	3	6	17	37
Purchase of property & equipment, intangible assets and investment property	(85)	(148)	(28)	(20)
Proceeds from disposal of property & equipment and investment property	9	99	—	—
Purchase of investment securities	(2,290)	(1,883)	(118)	(85)
Proceeds from redemption and sale of investment securities	3,055	2,109	2,372	204
Net cash (used in) / provided by investing activities	3,542	182	4,495	130

Cash flows from financing activities
Proceeds from debt securities in issue and other borrowed funds	1,253	1,550	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(1,147)	(1,545)	—	(3)
Proceeds from disposal of treasury shares	21	57	—	—
Repurchase of treasury shares	(21)	(57)	—	—
Dividends paid to non-controlling interests	(35)	(74)	—
Share capital issue costs	(30)	—	(30)	—
Net cash from/ (for) financing activities	41	(69)	(30)	(3)
Effect of foreign exchange rate changes on cash and cash equivalents	(19)	(38)	(11)	31
Net increase / (decrease) in cash and cash equivalents	(1,386)	(390)	(258)	(1,028)
Cash and cash equivalents at beginning of period	4,192	4,449	2,097	3,768
Cash and cash equivalents at end of period	2,806	4,059	1,839	2,740

The notes on pages 25 to 48 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                                  General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Register number G.E.MH. 237901000), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 176 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members (1):

The Non-Executive Chair of the Board of Directors
Loukia-Tarsitsa P. Katseli

Executive Members
The Chief Executive Officer
Leonidas E. Fragkiadakis

The Deputy Chief Executive Officers
Dimitrios G. Dimopoulos
Paul K. Mylonas

Non-Executive Members
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative
Charalampos A. Makkas (2)	Economist

Independent Non-Executive Members (3)
Petros K. Sabatacakis	Economist
Dimitrios N. Afendoulis	Economist, Secretary of the Executive Committee of John S. Latsis Public Benefit Foundation
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.
Marianne Økland (4)
Mike Aynsley (5)

Hellenic Financial Stability Fund representative
Panagiotis Leftheris (6)

(1) As of 22 July 2016, the Bank is no longer subject to the provisions of Law 3723/2008, thus Aggeliki J. Skandaliari ceased to represent the Hellenic Republic on the BoD of the Bank.

(2) On 19 July 2016, Charalampos A. Makkas resigned from his position as a Hellenic Financial Stability Fund representative on the BoD of the Bank. On 28 July 2016, Charalampos A. Makkas was elected as a new non-executive member.

(3) On 26 January 2016, Andreas C. Boumis resigned from his position as an independent non executive member of the Bank’s Board of Directors.

(4) On 29 June 2016, Marianne Økland was elected as a new independent, non-executive member.

(5) On 26 May 2016, Mike Aynsley was elected as a new independent, non-executive member.

(6) On 19 July 2016, Panagiotis Leftheris was appointed as the new Hellenic Financial Stability Fund representative on the BoD of the Bank.

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2018.

These interim financial statements have been approved for issue by the Bank’s Board of Directors on 31 August 2016.

Notes to the Financial Statements

Group and Bank

NOTE 2:                         Summary of significant accounting policies

2.1                     Basis of preparation

The condensed interim consolidated financial statements as at and for the 6 month period ended 30 June 2016 (the “interim financial statements”) have been prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements as at and for the year ended 31 December 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Going concern

Liquidity

Total Eurosystem funding was significantly reduced as of 30 June 2016 to €14.9 billion (31 December 2015: €24.0 billion), of which €8.9 billion from the ECB (31 December 2015: €12.5 billion) and €6.0 billion from the ELA (31 December 2015: €11.5 billion). Furthermore, as of 30 June 2016 the Bank entered into new repurchase transactions with financial institutions of €4.1 billion, while the Bank’s ELA liquidity buffer stood at €10.9 billion (cash value). As of 26 August 2016, Eurosystem funding decreased further to €13.2 billion, while ELA decreased to €5.0 billion and the liquidity buffer amounted to €9.6 billion (cash value).

Macroeconomic developments

In 2016, economic activity in Greece continues to be affected by the downside pressures on growth from the GDP contraction in the second half of 2015 and the additional fiscal drag from the implementation of new fiscal measures to support the achievement of a targeted primary surplus in Government budget. Accordingly, GDP is estimated to decline further (-0.3% year-over-year in 2016, in constant prices), with the economy expected to return in positive growth in the second half of 2016.

On 25 May 2016 the Eurogroup reached a full staff-level agreement between Greece and the International Monetary Fund (the “IMF”), the European Central Bank (“ECB”), the European Union (“EU”) and the European Stability Mechanism (“ESM”) (collectively, the “Institutions”), in line with the Eurogroup statement adopted on 9 May 2016, in particular as regard the adoption of permanent structural measures, including revenue measures and the contingency fiscal mechanism. Accordingly, following the full implementation of all prior actions, the European Stability Mechanism (“ESM”) governing bodies endorsed the supplemental Memorandum of Understanding(1) (“MoU”) and approved the disbursement of the second tranche of the ESM program. The second tranche under the ESM program amounting to EUR 10.3 billion is to be disbursed to Greece in several disbursements, starting with a first disbursement on 21 June 2016 (EUR 7.5 billion) to cover debt servicing needs and to allow a clearance of an initial part of arrears as a means to support the real economy. The subsequent disbursements will be made after the summer of 2016.

Furthermore, against the background of the successful completion of the first review and the agreement on debt relief, the Eurogroup agreed on a package of debt measures which will be phased in progressively, as necessary to meet the agreed benchmark on gross financing needs and will be subject to the pre-defined conditionality of the ESM program. These measures are split into short, medium and long term. The short-term measures will be implemented after the closure of the first review up to the end of the program and include the smoothening of the European Financial Stability Facility (“EFSF”) repayment profile and the reduction of interest rate risks.

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 30 June 2016 was 21.4% (see Note 15) and pro-forma for the near completion sales of Astir Palace and NBGI, as well as CoCos repayment CET1 ratio is 16.8%, which is expected to increase further upon completion of the remaining commitments included in NBG’s Restructuring Plan.

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) its current access to the Eurosystem facilities, (b) the completion of the first review of the new program agreed in 2015 and the approval for the disbursement of the second tranche, (c) the Bank’s and the Group’s CET1 ratio of 30 June 2016 and (d) the expected positive impact on the Bank’s and the Group’s CET1 ratio from the remaining commitments included in the Restructuring Plan.

(1) Means the memorandum signed on 19 August 2015 between the ESM, on behalf of the European Commission, the Hellenic Republic and the Bank of Greece.

Notes to the Financial Statements

Group and Bank

2.3                     Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards effective from 1 January 2016

• IFRS 11 (Amendments) Accounting for Acquisitions of Interests in Joint Operations (effective for annual periods beginning on or after 1 January 2016, as endorsed by the EU). The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation. A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations. There was no impact from the amendment of IFRS 11 in the interim financial statements of the Group.

• IAS 1 (Amendments) Disclosure initiative (effective for annual periods beginning on or after 1 January 2016, as endorsed by the EU). The amendments to IAS 1 clarify that information should not be obscured by aggregating or by providing immaterial information, materiality considerations apply to all parts of the financial statements. An entity need not provide a specific disclosure provided by an IFRS if the information resulting from that disclosure is not material. In the statement of comprehensive income, the amendments require separate disclosures for the share of other comprehensive income of associates and joint ventures accounted for using the equity method based on whether or not it will be reclassified subsequently to profit or loss. There was no impact from the amendment of IAS 1 in the interim financial statements of the Group.

• Annual Improvements to IFRSs 2010-2012 Cycle (effective for annual periods beginning on or after 1 February 2015, as endorsed by the EU). The amendments impact the following standards:

IFRS 2 Share-based Payment - Amend the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition” which were previously included within the definition of “vesting condition”. Specifically,

•                  For “market condition”, the amendment indicates that it is a performance condition that relates to the market price or value of the entity’s equity instruments or the equity instruments of another entity in the same group. A market condition requires the counterparty to complete a specified period of service.

•                  For “performance condition”, the amendment specifies that the period over which the performance target is achieved should not extend beyond the service period and that it is defined by reference to the entity’s own operations or activities of another entity in the same group.

IFRS 3 Business Combinations — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value should be recognized in profit or loss.

IFRS 8 Operating Segments — Require disclosure of the judgments made by management in applying the aggregation criteria to operating segments, including a brief description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have similar economic characteristics. Clarify that reconciliations of the total of the reportable segments’ assets to the entity’s assets are only required if the segments’ assets are regularly reported to the chief operating decision maker.

IFRS 13 Fair Value Measurement — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis, if the effect of discounting is not material (amends basis for conclusions only).

IAS 24 Related Party Disclosures — Clarify that a management entity providing key management personnel services to a reporting entity or to the parent of the reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services.

There was no impact from the Annual Improvements to IFRSs 2010-2012 Cycle in the interim financial statements of the Group.

•IAS 27 (Amendment) Equity Method in Separate Financial Statements (effective for annual periods beginning on or after 1 January 2016, as endorsed by the EU). The amendment allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The Bank does not have the intention to apply this amendment.

• Annual Improvements to IFRSs 2012-2014 Cycle (effective for annual periods beginning on or after 1 January 2016, as endorsed by the EU). The amendments impact the following standards:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations - The amendment clarifies that, when an asset (or disposal group) is reclassified from “held for sale” to “held for distribution to owners”, or vice versa, this does not constitute a change to a plan of sale or distribution, and does not have to be accounted for as such. This means that the asset (or disposal group) does not need to be reinstated in the financial statements as if it had never been classified as “held for sale” or “held for distribution to owners” simply because the manner of disposal has changed. The amendment also rectifies an omission in the standard by explaining that the guidance on changes in a plan of sale should be applied to an asset (or disposal group) which ceases to be held for distribution but is not reclassified as ‘held for sale’.

IFRS 7 Financial Instruments: Disclosures - There are two amendments to IFRS 7.

(1) Servicing contracts

If an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognise the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. IFRS 7 provides guidance on what is meant by continuing involvement in this

Notes to the Financial Statements

Group and Bank

context. The amendment adds specific guidance to help management determine whether the terms of an arrangement to service a financial asset which has been transferred constitute continuing involvement. The amendment is prospective with an option to apply retrospectively.

(2) Interim financial statements

The amendment clarifies that the additional disclosure required by the amendments to IFRS 7, ‘Disclosure — Offsetting financial assets and financial liabilities’ is not specifically required for all interim periods, unless required by IAS 34. The amendment is retrospective.

IAS 19 Employee Benefits - The amendment clarifies that, when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, and not the country where they arise. The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds in the relevant currency should be used. The amendment is retrospective but limited to the beginning of the earliest period presented.

IAS 34 Interim Financial Reporting — The amendment clarifies the meaning of elsewhere in the interim financial report and requires cross reference.

There was no impact from the Annual Improvements to IFRSs 2012-2014 Cycle in the interim financial statements of the Group.

• IAS 16 and IAS 38 (Amendments) Clarification of Acceptable Methods of Depreciation and Amortisation (effective for annual periods beginning on or after 1 January 2016, as endorsed by the EU). The amendment clarifies that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property plant and equipment. The amendment introduce a rebuttable presumption that an amortisation method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The Group has adopted the straight line depreciation method both for property plant and equipment and for intangible assets as it considers that this method adequately reflects the consumption of the economic benefits of the assets.

• IAS 19 (Amendments) Defined Benefit Plans: Employee Contributions (effective for annual periods beginning on or after 1 February 2015, as endorsed by the EU). Amends the requirements in IAS 19 “Employee Benefits” for contributions from employees or third parties that are linked to service. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service. If the amount of the contributions is dependent on the number of years of service, an entity is required to attribute those contributions to periods of service using the same attribution method required by paragraph 70 of IAS 19 for the gross benefit (i.e. either using the plan’s contribution formula or on a straight-line basis). There was no impact from the amendment of IAS 19 in the interim financial statements of the Group.

2.4                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated financial statements as at and for the year ended 31 December 2015.

NOTE 3:                         Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million except for exposures transferred to the Special Assets Unit (“SAU”). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit (SAU)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and an associate in Turkey.

Notes to the Financial Statements

Group and Bank

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. As of 31 December 2015, Finansbank was classified as Held for Sale and Discontinued Operations (see Note 8).

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

6 month period ended 30.06.2016	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	259	285	66	85	24	166	—	76	961
Net fee and commission income	43	42	3	(34)	2	46	—	2	104
Other	5	(19)	(6)	(57)	37	28	—	3	(9)
Total income	307	308	63	(6)	63	240	—	81	1,056
Direct costs	(210)	(20)	(5)	(21)	(37)	(127)	—	(12)	(432)
Allocated costs and provisions(1)	(251)	(100)	(97)	(12)	(5)	(52)	—	(91)	(608)
Share of profit of equity method investments	—	—	—	1	—	1	—	—	2
Profit / (loss) before tax	(154)	188	(39)	(38)	21	62	—	(22)	18
Tax benefit / (expense)									(15)
Profit for the period from continuing operations									3
Non-controlling interests									21
Profit/(loss) for the period from discontinued operations							(2,957)		(2,957)
Loss attributable to NBG equity shareholders									(2,975)

Segment assets as at 30 June 2016
Segment assets	19,221	11,541	2,031	12,037	2,712	9,626		20,319	77,487
Deferred tax assets and Current income tax advance									5,688
Non-current assets held for sale									742
Total assets									83,917

Segment liabilities as at 30 June 2016
Segment liabilities	34,148	119	70	20,067	2,204	7,094		10,134	73,836
Current income and deferred tax liabilities									15
Liabilities associated with non-current assets held for sale									301
Total liabilities									74,152

Segment assets as at 31 December 2015
Segment assets	19,972	11,684	1,824	13,000	2,756	9,557	—	18,997	77,790
Deferred tax assets and Current income tax advance									5,675
Non-current assets held for sale									27,767
Total assets									111,232

Segment liabilities as at 31 December 2015
Segment liabilities	35,240	120	79	24,925	2,259	6,963	—	8,160	77,746
Current income and deferred tax liabilities									19
Liabilities associated with non-current assets held for sale									23,643
Total liabilities									101,408

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

6 month period ended 30 June 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	264	305	87	45	22	167	—	69	959
Net fee and commission income	39	45	3	(78)	3	48	—	(1)	59
Other	4	(22)	(6)	(148)	63	9	—	129	29
Total income	307	328	84	(181)	88	224	—	197	1,047
Direct costs	(220)	(26)	(4)	(23)	(41)	(127)	—	(12)	(453)
Allocated costs and provisions(1)	(1,281)	(876)	(575)	(15)	(6)	(62)	—	(225)	(3,040)
Share of profit of equity method investments	—	—	—	1	1	—	—	1	3
Profit / (loss) before tax	(1,194)	(574)	(495)	(218)	42	35	—	(39)	(2,443)
Tax benefit / (expense)									535
Loss for the period from continuing operations									(1,908)
Non-controlling interests									15
Profit for the period from dicontinued operations							150		150
Loss attributable to NBG equity shareholders									(1,773)

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets

NOTE 4:                         Credit provisions and other impairment charges

	Group		Bank
Continuing Operations	30.06.2016	30.06.2015	30.06.2016	30.06.2015
a. Impairment charge for credit losses
Loans and advances to customers	365	2,680	319	2,604
	365	2,680	319	2,604
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	—	1	—	—
Equity securities	3	6	1	2
	3	7	1	2
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	3	49	—	2
Impairment of goodwill / Investment in subsidiaries and equity method investments	—	—	—	61
Legal and other provisions	40	116	39	106
	43	165	39	169
Total	411	2,852	359	2,775

NOTE 5:                         Tax benefit /(expense)

	Group		Bank
Continuing Operations	30.06.2016	30.06.2015	30.06.2016	30.06.2015

Current tax	(12)	(19)	(1)	(1)
Deferred tax	(3)	554	—	544
Tax benefit / (expense)	(15)	535	(1)	543

The nominal corporation tax rate for the Bank for 2016 and 2015 is 29%.

Following the recent tax law 4387/2016, the withholding tax on dividends distributed from 1 January 2017 onwards is increased from 10% to 15%.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 18.

Notes to the Financial Statements

Group and Bank

NOTE 6:                         Earnings / (losses) per share

	Group		Bank
	30.06.2016	30.06.2015	30.06.2016	30.06.2015

Profit/(loss) for the period attributable to NBG equity shareholders from continuing operations	(18)	(1,923)	(75)	(1,964)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing operations	(18)	(1,923)	(75)	(1,964)

Earnings/(losses) for the period from discontinued operations	(2,957)	150	(12)	—
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing and discontinued operations	(2,975)	(1,773)	(87)	(1,964)

Weighted average number of ordinary shares outstanding for basic EPS	9,146,174,907	235,506,427	9,147,151,527	235,543,309
Potential dilutive ordinary shares on contingent convertible securities (CoCos)	7,846,240,000	—	7,846,240,000	—
Weighted average number of ordinary shares outstanding for diluted EPS	16,992,414,907	235,506,427	16,993,391,527	235,543,309

Earnings/(losses) per share - Basic from continuing operations	(0.00)	(8.17)	(0.01)	(8.34)
Earnings/(losses) per share - Diluted from continuing operations	(0.00)	(8.17)	(0.01)	(8.34)
Earnings/(losses) per share - Basic from continuing and discontinued operations	(0.33)	(7.53)	(0.01)	(8.34)
Earnings/(losses) per share - Diluted from continuing and discontinued operations	(0.33)	(7.53)	(0.01)	(8.34)

On 17 November 2015, the Extraordinary General Meeting of the Bank’s shareholders approved the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share. Therefore, the weighted average number of shares for the comparative period has been adjusted accordingly.  Following the last share capital increase in 2015, 8,911,608,218 new shares were issued see Note 38 of the 2015 Annual Financial Report.

On 9 December 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingent Convertible securities (“CoCos”). The Hellenic Financial Stability Fund (“HFSF”) subscribed these CoCos for the amount of €2,029 million in exchange for part of the debt securities issued by the ESM. The effect of CoCos in the EPS calculation for the comparative period was antidilutive hence the comparative weighted average number of ordinary shares outstanding for diluted EPS has not been adjusted.

NOTE 7:                         Loans and advances to customers

	Group		Bank
	30.06.2016	31.12.2015	30.06.2016	31.12.2015
Mortgages	18,838	19,255	17,240	17,638
Consumer loans	5,543	5,598	4,198	4,252
Credit cards	1,336	1,409	1,179	1,248
Small business lending	4,152	4,195	3,934	3,983
Retail lending	29,869	30,457	26,551	27,121
Corporate and public sector lending	27,786	27,761	24,472	24,383
Total before allowance for impairment on loans and advances to customers	57,655	58,218	51,023	51,504
Less: Allowance for impairment on loans and advances to customers	(12,712)	(12,843)	(11,624)	(11,754)
Total	44,943	45,375	39,399	39,750

As at 30 June 2016, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state of €6,522 million (31 December 2015: €6,249 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Notes to the Financial Statements

Group and Bank

NOTE 8:                         Non-current assets held for sale and liabilities associated with non-current assets held for sale

Non-current assets held for sale at 30 June 2016 comprise, the Private Equity Funds, Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.  As at 31 December 2015, non-current assets held for sale also included Finansbank.

Finansbank

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the sale to Qatar National Bank (“QNB”) of NBG Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% direct stake in Finans Leasing. Furthermore, on 18 January 2016 the Extraordinary General Meeting of the Bank approved the transaction. The agreed consideration for the transaction amounts to €2,750 million. In addition, according to the agreement QNB would repay at the closing date the USD 910 million subordinated debt that NBG had extended to Finansbank. The disposal is consistent with the Group’s capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by DGComp on 4 December 2015.

Following the decision to dispose its entire stake in Finansbank, the Group, based on the agreed consideration, assessed for impairment the carrying amount of the CGU and concluded to recognize an impairment loss of €1,861 million during the period ended 31 December 2015 of which €1,082 million related to the goodwill recognized in the Group’s consolidated financial statements. At Bank level the corresponding impairment loss as at 31 December 2015, amounted to €1,694 million.

The disposal was completed on 15 June 2016 on which date control of Finansbank passed to QNB.  Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 17.

NBGI Private Equity Funds

On 21 December 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships (“the Funds”) located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On 2 February 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to €288 million. The disposal is consistent with the Group’s capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by DGComp on 4 December 2015. Closing of the transaction is expected within 2016, subject to the approval from the Financial Contact Authority, and antitrust and competition authorities. As a result, the investment in Funds qualified to be classified as a disposal group held for sale on 21 December 2015.

Following the decision to dispose its entire stake to the Funds, the Group, based on the agreed consideration, assessed for impairment the carrying amount of the goodwill recognized in the Group’s consolidated financial statements and concluded to recognize an impairment loss of €106 million during the period ended 31 December 2015. During the same period, the Bank recognized an impairment loss on the cost of its investment in Funds in its separate financial statements of €131 million.

Astir Palace Vouliagmenis S.A.

On 10 February 2014 JERMYN STREET REAL ESTATE FUND IV L.P. (“JERMYN”) was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A. (the “Process”). Further to the transaction approval by the Council of Audit on 5 June 2014 the Sale and Purchase Agreement was executed on 17 September 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. (‘HRADF’) in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the “Plan”) in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor initiated consultations within the context of existing competitive process, applying the relevant provisions of the SPA. The relevant Consultation Period (as per the current SPA terms) began on 11 May 2015 and was extended to 31 December 2015 in agreement with the Preferred Investor. The consultations between the Parties resulted in an agreement which was included in an Addendum to the SPA dated 31 December 2015 by means of which the original plan is substituted by a new draft Special Public Real Estate Area Development Plan, which was approved by the Plenary Session of the Council of State by means of its decision no. 152/2016. Following said decision which opens the road for the completion of the envisaged transaction, the Parties have extended the Closing Long Stop Period until 30 September 2016. Given that the delay is caused by events and circumstances beyond NBG’s control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non — current assets held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, as the requirements and conditions specified by the Standard are met.

Notes to the Financial Statements

Group and Bank

Analysis of Finansbank AS, Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. and NBGI Private Equity Funds assets and liabilities

	Group
	30.06.2016	31.12.2015
Cash and balances with central banks	—	3,147
Due from banks	48	206
Financial assets at fair value through profit or loss	—	26
Derivative financial instruments	—	1,723
Loans and advances to customers	—	18,719
Investment securities	50	2,947
Investment property	161	162
Equity method investments	46	46
Goodwill, software and other intangible assets	22	37
Property and equipment	290	296
Deferred tax assets	—	16
Current income tax advance	—	2
Other assets	125	440
Total assets	742	27,767

LIABILITIES
Due to banks	—	2,933
Derivative financial instruments	—	768
Due to customers	—	14,731
Debt securities in issue	—	1,831
Other borrowed funds	—	1,861
Retirement benefit obligations	1	44
Current income tax liabilities	—	18
Other liabilities	300	1,457
Total liabilities	301	23,643

The results of discontinued operations (Finansbank S.A.) included in the loss for the period are set out below. The comparative figures of the Income Statement have been re-presented due to the classification of Finansbank S.A. as discontinued operations in the 4th quarter of 2015.

	6 month period ended
€ million	30.06.2016	30.06.2015

Net interest income	465	570
Net fee and commission income	139	198
Net other income/(expense)	—	67
Total income	604	835
Total expenses	(424)	(661)
Profit/(loss) before tax	180	174
Tax benefit/ (expense)	(23)	(24)
Profit/(loss) for the period from discontinued operations	157	150
Less: Loss on disposal (see Note 17)	(3,114)	—
Total profit/(loss) for the period from discontinued operations (attributable to NBG equity shareholders)	(2,957)	150

€ million	30.06.2016	30.06.2015

Cash Flows from discontinued operations

Net cash inflows/(outflows) from operating activities	272	(377)
Net cash inflows/(outflows) from investing activities	(396)	5
Net cash inflows/(outflows) from financing activities	112	496
Net Cash inflows /(outflows)	(12)	124

Notes to the Financial Statements

Group and Bank

NOTE 9:                         Due to banks

	Group		Bank
	30.06.2016	31.12.2015	30.06.2016	31.12.2015

Amounts due to ECB and Central Banks	14,903	24,039	14,900	24,030
Securities sold under agreements to repurchase	4,093	55	4,061	—
Other	1,282	1,072	1,355	1,210
Total	20,278	25,166	20,316	25,240

NOTE 10:                  Due to customers

	Group		Bank
	30.06.2016	31.12.2015	30.06.2016	31.12.2015
Deposits:
Individuals	33,150	33,436	28,932	28,761
Corporate	5,780	6,139	4,342	4,766
Government and agencies	2,967	3,026	2,910	2,991
Other	287	358	274	350
Total	42,184	42,959	36,458	36,868

	Group		Bank
	30.06.2016	31.12.2015	30.06.2016	31.12.2015
Deposits:
Savings accounts	18,799	18,429	17,779	17,443
Current & Sight accounts	8,139	8,457	6,716	6,715
Time deposits	14,345	15,130	11,124	11,811
Other deposits	565	539	516	503
	41,848	42,555	36,135	36,472
Securities sold to customers under agreements to repurchase	49	46	49	46
Other	287	358	274	350
	336	404	323	396
Total	42,184	42,959	36,458	36,868

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 30 June 2016, these deposits amount to €187 million (2015: €2 million) for the Group and the Bank.

NOTE 11:                  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement.  However, at 30 June 2016 the Group and the Bank has provided for cases under litigation the amounts of €76 million and €55 respectively (31 December 2015: €62 million and €41 million respectively).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate Statement of Financial Position of the Group. The Bank has been audited by the tax authorities up to and including the year 2014 while 2015 is currently being audited. Tax audit for the years 2009 and 2010 was finalized by the Greek Tax Authorities on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank. The Bank has appealed the decision. The tax audit certificates for the years 2011, 2012, 2013 and 2014 were unqualified and issued by the independent auditor, Deloitte Certified Public Accountants S.A., on 27 July 2012, 27 September 2013, 10 July 2014 and 30 October 2015 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013. Based on Ministerial Decision 1006/05.01.2016 there is no

Notes to the Financial Statements

Group and Bank

exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for previous years. For the subsidiaries and associates regarding unaudited tax years refer to Note 18.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group		Bank
	30.06.2016	31.12.2015	30.06.2016	31.12.2015

Commitments to extend credit*	6	6	6	6
Standby letters of credit and financial guarantees written	3,139	3,257	3,435	3,486
Commercial letters of credit	239	224	197	183
Total	3,384	3,487	3,638	3,675

* Commitments to extend credit at 30 June 2016 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 30 June 2016 are €5,559 million (2015: €5,738 million) and €4,850 million for the Bank (2015: €5,030 million)

d. Assets pledged

	Group		Bank
	30.06.2016	31.12.2015	30.06.2016	31.12.2015
Assets pledged as collateral	17,063	30,918	16,943	30,805

As at 30 June 2016, the Group has pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €13,179 million.

•                  loans and advances to customers amounting to €1,312 million.

•                  covered bonds of a nominal value of €1,750 million backed with mortgage loans as total value of €2,572 million.

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem and financial institutions:

•                  floating rate notes of €3,000 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (Pillar II) and held by the Bank. On 22 July 2016 the securities issued by NBG under Hellenic Republic guarantees (Pillar II), have been cancelled, while the notes under Pillar III were returned to Public Debt Management Agency (“PDMA”) on 30 June 2016.

In addition to the pledged items presented in the table above, as at 30 June 2016, the Group has pledged an amount of €322 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic, as well as Hellenic Republic Treasury bills of €299 million for trade finance purposes.

e. Operating lease commitments

	Group		Bank
	30.06.2016	31.12.2015	30.06.2016	31.12.2015

No later than 1 year	26	88	78	83
Later than 1 year and no later than 5 years	72	241	300	315
Later than 5 years	31	85	1,277	1,346
Total	129	414	1,655	1,744

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its statutory right to terminate the leases, as provided by the Greek Commercial Leases Law, for 15 or 25 years, depending on the property and subject to a flexibility mechanism.

Notes to the Financial Statements

Group and Bank

NOTE 12:                  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 June 2016 and 31 December 2015 was 9,147,151,527, with a nominal value of 0.30 Euro.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 30 June 2016 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	9,147,151,527	0.30	2,744	13,866	16,610
Total share capital			2,744	13,866	16,610

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  As at 30 June 2016, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2015	1,076	—
Purchases	67,825,104	67
Sales	(65,824,717)	(66)
At 31 December 2015	2,001,463	1

Purchases	87,678,562	21
Sales	(89,085,234)	(22)
At 30 June 2016	594,791	—

Notes to the Financial Statements

Group and Bank

NOTE 13:                  Tax effects relating to other comprehensive income / (expense) for the period

	6 month period ended			6 month period ended
	30.06.2016			30.06.2015
Group	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	58	(7)	51	(147)	15	(132)
Less: Reclassification adjustments included in the income statement	(23)	1	(22)	6	2	8
Gain reclassified to income statement on disposal of Finansbank	(13)	3	(10)	—	—	—
Available-for-sale securities	22	(3)	19	(141)	17	(124)
Currency translation differences	(140)	—	(140)	(250)	—	(250)
Loss reclassified to income statement on disposal of Finansbank	2,742		2,742	—	—	—
Currency translation differences	2,602	—	2,602	(250)	—	(250)
Cash flow hedge	(56)	11	(45)	47	(9)	38
Loss reclassified to income statement on disposal of Finansbank	31	(6)	25	—	—	—
Cash flow hedge	(25)	5	(20)	47	(9)	38
Net investment hedge	—	—	—	—	—	—
Loss reclassified to income statement on disposal of Finansbank	338	—	338	—	—	—
Net investment hedge	338	—	338	—	—	—
Total of items that may be reclassified subsequently to profit or loss	2,937	2	2,939	(344)	8	(336)
Items that not be reclassified subsequently to profit or loss:
Other comprehensive income / (expense) for the period	2,937	2	2,939	(344)	8	(336)

	6 month period ended			6 month period ended
	30.06.2016			30.06.2015
Bank	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	10	—	10	(59)	—	(59)
Less: Reclassification adjustments included in the income statement	(1)	—	(1)	14	—	14
Available-for-sale securities	9	—	9	(45)	—	(45)
Total of items that may be reclassified subsequently to profit or loss	9	—	9	(45)	—	(45)
Items that will not be reclassified subsequently to profit or loss:
Other comprehensive income / (expense) for the period	9	—	9	(45)	—	(45)

NOTE 14:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 6-month period ended 30 June 2016 and 30 June 2015 and the significant balances outstanding at 30 June 2016 and 31 December 2015 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features.

The list of the members of the Board of Directors of the Bank is presented under Note 1.

Notes to the Financial Statements

Group and Bank

As at 30 June 2016, loans, deposits/liabilities and letters of guarantee, at Group level, amounted to €96 million, €6 million and €5 million respectively (31 December 2015: €100 million, €25 million and €10 million respectively), whereas the corresponding figures at Bank level amounted to €95 million, €5 million and €3 million respectively (31 December 2015: €99 million, €9 million and €3 million respectively).

Total compensation to related parties amounted to €14 million of which €5 million from continuing operations (30 June 2015: €14 million of which €4 million from continuing operations) for the Group and to €4 million (30 June 2015: €3 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Group	30.06.2016	31.12.2015

Assets	17	16
Liabilities	12	46
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2	2

	6 month period ended
	30.06.2016	30.06.2015

Interest, commission and other income	11	18
Interest, commission and other expense	3	4

	30.06.2016			31.12.2015
Bank	Subsidiaries	Associates & Joint Ventures	Total	Subsidiaries	Associates & Joint Ventures	Total

Assets	2,379	17	2,396	3,341	16	3,357
Liabilities	1,264	9	1,273	751	9	760
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2,751	2	2,753	2,701	3	2,704

	6 month period ended 30.06.2016			6 month period ended 30.06.2015

Interest, commission and other income	53	—	53	62	—	62
Interest, commission and other expense	47	1	48	83	1	84

c. Transactions with other related parties

The total receivables of both, the Group and the Bank, from the employee benefits related funds as at 30 June 2016 amounted to €667 million (31 December 2015: €781 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2016, amounted to €136 million and €59 million respectively (31 December 2015: €149 million and €73 million respectively).

d. Hellenic Financial Stability Fund

Taking into consideration the HFSF Law, the Relationship Framework Agreement (“RFA”) between the Bank and the HFSF that was signed in December 2015, the fact that HFSF holds 40.4% of the Bank’s ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank’s Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. Other than the ordinary shares and CoCos issued by the Bank and held by HFSF, no material transactions or balances exist with HFSF.

NOTE 15:                  Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Group to maintain minimum amounts and ratios, determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transposed into Greek Law by virtue of Greek Law 4261/5.5.2014 and Regulation (EU) No 575/2013 has been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.  CRD IV revised the definition of regulatory capital and its components at each level.

Notes to the Financial Statements

Group and Bank

The capital adequacy ratios for the Group and the Bank, according to the CRD IV transitional provisions, are presented in the table below:

	Group		Bank
	30.06.2016	31.12.2015*	30.06.2016	31.12.2015

Common Equity Tier 1	21,4%	14,5%	22,6%	21,3%
Tier I	21,4%	14,5%	22,6%	21,3%
Total	21,5%	14,6%	22,6%	21,3%

* CET1 and Tier1 ratios differ by 0.1% from the corresponding ratios published in the 2015 Annual Financial Report due to the finalisation of the relevant calculations subsequent to its issuance.

Group CET1 ratio has significantly increased due to the release of Finansbank’s Risk Weighted Assets, after the completion of the subsidiary’s disposal on 15 June 2016 (See Note 8).

DTC Law

Article 27A of Law 4172/2013, “DTC Law”), as currently in force, allows, under certain conditions, and from 2017 onwards Credit Institutions to convert Deferred Tax Assets (“DTAs”) arising from Private Sector Initiative (“PSI”) losses and accumulated provisions for credit losses recognised on 30 June 2015 to a receivable (Tax Credit) from the Greek State. The main condition is the existence of an accounting loss of a respective year, starting from accounting year 2016 and onwards. The Tax Credit is offsettable against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue conversion rights for an amount of 100% of the Tax Credit in favour of the Greek State and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these rights. The reserve will be capitalised with the issuance of common shares in favour of the Greek State. This new legislation allows Credit Institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving their capital position.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved upon the inclusion of the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 30 June 2016, the amount of DTA that was eligible for conversion to a receivable from the Greek State subject to the DTC Law was €4.9 billion.

NOTE 16:                  Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	30.06.2016	30.06.2016

Financial Assets
Loans and advances to customers	44,943	41,764
Held-to-maturity investment securities	273	362
Loans-and-receivables investment securities	11,906	11,431

Financial Liabilities
Due to customers	41,997	41,958
Debt securities in issue	279	279
Other borrowed funds	132	132

	Carrying amounts	Fair values
	31.12.2015	31.12.2015

Financial Assets
Loans and advances to customers	45,375	42,893
Held-to-maturity investment securities	233	318
Loans-and-receivables investment securities	13,250	12,901

Financial Liabilities
Due to customers	42,957	42,936
Debt securities in issue	280	280
Other borrowed funds	146	148

Notes to the Financial Statements

Group and Bank

Financial instruments not measured at fair value — Bank

	Carrying amounts	Fair values
	30.06.2016	30.06.2016

Financial Assets
Loans and advances to customers	39,399	36,159
Held-to-maturity investment securities	135	123
Loans-and-receivables investment securities	11,769	11,279

Financial Liabilities
Due to customers	36,271	36,227

	Carrying amounts	Fair values
	31.12.2015	31.12.2015

Financial Assets
Loans and advances to customers	39,750	37,231
Held-to-maturity investment securities	138	126
Loans-and-receivables investment securities	13,076	12,713

Financial Liabilities
Due to Customers	36,866	36,841

The following methods and assumptions were used to estimate the fair values of the above financial instruments 30 June 2016 and 31 December 2015:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity and credit quality debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s statement of financial position at fair value by fair value measurement level at 30 June 2016 and 31 December 2015:

Notes to the Financial Statements

Group and Bank

Financial instruments measured at fair value - Group	Fair value measurement using			Total asset/ liability at
As at 30 June 2016	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	308	2,382	13	2,703
Derivative financial instruments	1	5,153	14	5,168
Available-for-sale investment securities	966	1,770	15	2,751
Insurance related assets and receivables	169	114	—	283
Total	1,444	9,419	42	10,905

Liabilities
Due to customers designated as at fair value through profit or loss	—	187	—	187
Derivative financial instruments	24	6,070	31	6,125
Debt securities in issue designated as at fair value through profit or loss	—	865	—	865
Total	24	7,122	31	7,177

	Fair value measurement using			Total asset/ liability at
As at 31 December 2015	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	163	2,310	13	2,486
Derivative financial instruments	1	3,883	11	3,895
Available-for-sale investment securities	946	1,608	48	2,602
Insurance related assets and receivables	205	102	—	307
Total	1,315	7,903	72	9,290

Liabilities
Due to customers designated as at fair value through profit or loss	—	2	—	2
Derivative financial instruments	1	4,633	4	4,638
Debt securities in issue designated as at fair value through profit or loss	—	826	—	826
Total	1	5,461	4	5,466

Financial instruments measured at fair value - Bank	Fair value measurement using			Total asset/ liability at
As at 30 June 2016	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	293	1,836	13	2,142
Derivative financial instruments	1	5,151	14	5,166
Available-for-sale investment securities	43	121	8	172
Total	337	7,108	35	7,480

Liabilities
Due to customers designated as at fair value through profit or loss	—	187	—	187
Derivative financial instruments	24	6,065	31	6,120
Debt securities in issue designated as at fair value through profit or loss	—	865	—	865
Total	24	7,117	31	7,172

	Fair value measurement using			Total asset/ liability at
As at 31 December 2015	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	144	1,969	13	2,126
Derivative financial instruments	1	3,880	11	3,892
Available-for-sale investment securities	38	145	32	215
Total	183	5,994	56	6,233

Liabilities
Due to customers designated as at fair value through profit or loss	—	2	—	2
Derivative financial instruments	1	4,630	4	4,635
Debt securities in issue designated as at fair value through profit or loss	—	826	—	826
Total	1	5,458	4	5,463

Notes to the Financial Statements

Group and Bank

The tables below present the fair values for the assets and liabilities classified as held-for-sale in the Group’s  and the Bank’s Statement of Financial Position and are measured at fair value for 30 June 2016 and 31 December 2015:

Held for Sale Operations - Financial instruments measured at fair value	Fair value measurement using			Total asset/ liability at Fair
As at 30 June 2016	Level 1	Level 2	Level 3	value
Assets
Available-for-sale investment securities	—	11	34	45
Total	—	11	34	45

Held for Sale Operations - Financial instruments measured at fair value	Fair value measurement using			Total asset/ liability at Fair
As at 31 December 2015	Level 1	Level 2	Level 3	value
Assets
Financial assets at fair value through profit or loss	25	1	—	26
Derivative financial instruments	—	1,723	—	1,723
Loans and advances to customers designated as at fair value through profit or loss	—	—	18	18
Available-for-sale investment securities	1,625	21	75	1,721
Total	1,650	1,745	93	3,488

Liabilities
Derivative financial instruments	—	768	—	768
Total	—	768	—	768

Transfers from Level 1 to Level 2

A security at fair value through profit or loss, issued by ESM, for which the Group has determined that sufficient liquidity and trading existed as at 30 June 2016, has been reclassified from Level 2 to Level 1, according to the Group fair value hierarchy policy. The carrying amount of the investment security transferred as at 30 June 2016 was €30 million.

No transfers of financial instruments from Level 1 to Level 2 occurred in 2015.

Level 3 financial instruments

Level 3 financial instruments at 30 June 2016 and 31 December 2015 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

(c)          Available-for-sale non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally it includes, Private equity investments, included in assets-held-for sale, the prices of which are determined by the price of the most recent investment. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral. Furthermore, in 2015, investment securities — available for sale portfolio includes equity securities, the value of which has been based on the agreed buyout consideration and the proportion of the Group’s share, is based on the share of proceeds the acquired company had from the respective NBG Group entities.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 30 June 2016 and 31 December 2015, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the periods ended 30 June 2016 and 31 December 2015, transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Notes to the Financial Statements

Group and Bank

Reconciliation of fair value measurements in Level 3 — Group

	2016
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities
Balance at 1 January	13	7	48
Gain / (losses) included in Income statement	—	(16)	(37)
Gain / (losses) included in OCI	—	—	4
Purchases	—	2	—
Transfer into/ (out of) level 3	—	(10)	—
Balance at 30 June	13	(17)	15

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	15	27	50	11	42
Gain / (losses) included in Income statement	(1)	(12)	(3)	—	—
Gain / (losses) included in OCI	—	—	(1)	—	—
Purchases	—	1	—	—	—
Settlements	(1)	2	—	(11)	—
Transfer to non current assets held-for-sale			(29)		(42)
Transfer into/ (out of) level 3	—	(11)	31	—	—
Balance at 31 December	13	7	48	—	—

Reconciliation of fair value measurements in Level 3— Bank

	2016
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities
Balance at 1 January	13	7	32
Gain / (losses) included in Income statement	—	(16)	(26)
Gain / (losses) included in OCI	—	—	2
Purchases	—	2	—
Transfer into/ (out of) level 3	—	(10)	—
Balance at 30 June	13	(17)	8

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities
Balance at 1 January	14	27	8
Gain / (losses) included in Income statement	(1)	(12)	1
Purchases	—	1	—
Settlements	—	2	—
Transfer into/ (out of) level 3	—	(11)	23
Balance at 31 December	13	7	32

Gains and losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to NIL for both, the period ended 30 June 2016 and the year ended 31 December 2015.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments amount for the period ended 30 June 2016 for the Group Nil and €(16) million respectively (31 December 2015: €(1) million, €(3)million respectively) and for the period ended 30 June 2016 for the Bank Nil and €(16) million respectively (31 December 2015: €(1) million, €(3) million respectively).

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Notes to the Financial Statements

Group and Bank

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements  30 June 2016

	Fair Value			Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Significant Unobservable Input	Low		High
Financial assets at fair value through profit or loss	13	Price Based	Price	20.76		101.15
Available-for-Sale investment securities	8	Price Based	Price	93.76		93.76
	5	Collateral Based	Factor of Collateral Realization	42.00%		65.00%
	2	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
Interest Rate Derivatives	-4	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80	bps	1000	bps
	-1	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (e,g, 2yr 10 yrs)	35.16%		90.00%
	5	Discounted Cash Flows	FX pair correlation	-50.00%		89.50%
Other Derivatives	-17	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	332	bps	559	bps

Quantitative Information about Level 3 Fair Value Measurements  31 December 2015

	Fair Value			Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Significant Unobservable Input	Low		High
Financial assets at fair value through profit or loss	13	Price Based	Price	23.51		100.87
Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
	6	Collateral Based	Factor of Collateral Realization	42.00%		65.00%
	2	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	31	Agreed Buyout Consideration	Share of Proceeds Calculation	n/a		n/a
Interest Rate Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1000	bps	1000	bps
	1	Discounted Cash Flows - Internal Model for CVA/DVA	Constant Maturity Swap correlation between different tenors (e,g, 2yr 10 yrs)	67.79%		90.00%
	3	Discounted Cash Flows	FX pair correlation	-50.00%		94.64%
Other Derivatives	(4)	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	322	bps	505	bps

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between  two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors.  Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value.  The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Notes to the Financial Statements

Group and Bank

NOTE 17:             Acquisitions, disposals and other capital transactions

On 4 January 2016 the disposal of the Group’s joint venture company UBB-AIG Insurance Company AD for a consideration of €2 million was completed.

On 16 June 2016, the Bank established in Bulgaria a limited liability company, Bankteco EOOD, a wholly owned subsidiary. The capital contributed amounted to BGN 200 thousand.

Sale of Finansbank

On 15 June 2016, the Group disposed of Finansbank A.Ş. to Qatar National Bank S.A.Q. (“QNB”). The consideration was €2,750 million. The transaction includes the transfer of NBG’s 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatırım Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the $910 million of subordinated debt that NBG had extended to Finansbank.

Analysis of assets and liabilities over which control was lost

Period ended 30 June 2016
Assets
Cash and balances with central banks	3,663
Due from other banks	168
Trading securities	24
Derivative financial instruments	1,375
Loans and advances to customers	18,875
Investment securities	3,152
Deferred tax assets	28
Other assets	373
Total assets	27,658

Liabilities
Due to other banks	3,090
Derivative financial instruments	646
Due to customers	15,312
Debt securities in issue	1,547
Other borrowed funds	3,039
Retirement benefit obligations	44
Current income taxes	20
Other liabilities	1,201
Total liabilities	24,898

Net Assets disposed of	2,760

Loss on disposal of Finansbank

Period ended 30 June 2016

Consideration received less costs to sell	2,730
Net Assets disposed of	(2,760)
Non-controlling interests	10
Cumulative exchange loss in respect of the net assets of Finansbank reclassified from equity to profit or loss	(2,742)
Cumulative gain on available-for-sale financial assets of Finansbank reclassified from equity to profit or loss	10
Cumulative loss of cash flow hedging of derivatives of Finansbank reclassified from equity to profit or loss	(25)
Cumulative loss of hedging of net investment in Finansbank reclassified from equity to profit or loss	(338)
Loss on disposal	(3,114)

The loss on disposal is included in the loss for the period from discontinued operations (see Note 8).

Net cash inflow on disposal of Finansbank

Period ended 30 June 2016

Consideration received in cash and cash equivalents less costs to sell	2,730
Less: Cash and cash equivalent balances disposed of	(710)
Net consideration	2,020
Repayment by QNB of subordinated debt that NBG had extended to Finansbank	828
Net cash inflow	2,848

Notes to the Financial Statements

Group and Bank

NOTE 18:                  Group companies

NBG Pangaea REIC is a subsidiary of the NBG Group although the Group owns a 32.66% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of NBG Pangaea REIC, which have the power to direct the relevant activities of NBG Pangaea REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of NBG Pangaea REIC unilaterally and hence the Group has control over NBG Pangaea REIC.

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.06.2016	31.12.2015	30.06.2016	31.12.2015

National Securities S.A.	Greece	2009-2015	100.00%	100.00%	100.00%	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2015	100.00%	100.00%	98.10%	98.10%
Ethniki Leasing S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2015	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.(2)	Greece	2010-2015	70.00%	70.00%	—	—
National Insurance Brokers S.A.	Greece	2010-2015	95.00%	95.00%	—	—
ASTIR Palace Vouliagmenis S.A. (3)	Greece	2006-2015	85.35%	85.35%	85.35%	85.35%
ASTIR Marina Vouliagmenis S.A.(3)	Greece	2013-2015	85.35%	85.35%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
KADMOS S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2015	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2015	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC	Greece	2010-2015	32.66%	32.66%	32.66%	32.66%
Karela S.A. (5)	Greece	2010-2015	32.66%	32.66%	—	—
FB Insurance Agency Inc (2)	Greece	2012-2015	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C	Greece	2010-2015	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(2)	Greece	2010-2015	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A.	Greece	2009-2015	84.71%	84.71%	84.52%	84.52%
NBG Insurance Brokers S.A.	Greece	2010-2015	99.98%	99.98%	99.90%	99.90%
Finansbank A.S. (4)	Turkey	—	—	99.81%	—	82.23%
Finans Finansal Kiralama A.S. (Finans Leasing) (4)	Turkey	—	—	98.78%	—	29.87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (4)	Turkey	—	—	99.81%	—	0.20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (4)	Turkey	—	—	99.81%	—	0.02%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (4)	Turkey	—	—	99.81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring) (4)	Turkey	—	—	99.81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance) (4)	Turkey	—	—	50.90%	—	—
Hemenal Finansman A.S.(ex PSA Finansman A.S.)(4)	Turkey	—	—	99.81%	—	—
NBG Malta Holdings Ltd	Malta	2006-2015	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2015	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2014-2015	99.91%	99.91%	99.91%	99.91%
UBB Asset Management Inc.	Bulgaria	2011-2015	99.92%	99.92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2011-2015	99.93%	99.93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2011-2015	99.91%	99.91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2010-2015	100.00%	100.00%	100.00%	100.00%
Interlease Auto E.A.D.	Bulgaria	2010-2015	100.00%	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.	Bulgaria	2012-2015	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2015	100.00%	100.00%	—	—
Bankteco E.O.O.D.	Bulgaria	—	100.00%	—	100.00%	—
NBG Securities Romania S.A.(1)	Romania	—	—	100.00%	—	73.12%
Banca Romaneasca S.A.	Romania	2011-2015	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2011-2015	99.33%	99.33%	6.43%	6.43%
S.C. Garanta Asigurari S.A.	Romania	2003-2015	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2015	100.00%	100.00%	—	—
Egnatia Properties S.A.	Romania	2011-2015	32.66%	32.66%	—	—
Vojvodjanska Banka a.d. Novi Sad	Serbia	2010-2015	100.00%	100.00%	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2015	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2015	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014-2015	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2010-2015	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2015	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2011-2015	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2015	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2015	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2015	100.00%	100.00%	—	—
Quadratix Ltd	Cyprus	—	32.66%	32.66%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2015	99.79%	99.79%	76.21%	76.21%
NBG Asset Management Luxemburg S.A.	Luxembourg	2015	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2003-2015	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2003-2015	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2003-2015	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2015	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2015	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Funds(3)	U.K.	2004-2015	100.00%	100.00%	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2015	—	—	—	—
Spiti Plc (Special Purpose Entity) (2)	U.K.	2014-2015	—	—	—	—
Autokinito Plc (Special Purpose Entity) (2)	U.K.	2014-2015	—	—	—	—
Agorazo Plc (Special Purpose Entity) (2)	U.K.	2014-2015	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2015	100.00%	100.00%	—	—

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.06.2016	31.12.2015	30.06.2016	31.12.2015
NBG International Holdings B.V.	The Netherlands	2015	100.00%	100.00%	100.00%	100.00%
Nash S.r.L.	Italy	2011-2015	32.66%	32.66%	—	—
Fondo Picasso	Italy	2011-2015	32.66%	32.66%	—	—
Banka NBG Albania Sh.a.	Albania	2013-2015	100.00%	100.00%	100.00%	100.00%

(1) Company liquidated in January 2016

(2) Companies under liquidation.

(3) ASTIR Palace Vouliagmenis S.A., ASTIR Marina Vouliagmenis S.A. and NBGI Private Equity Funds have been reclassified to Non-current assets held for sale (see Note 8).

(4) The transfer of the Group’s entire stake in Finansbank and it’s subsidiaries to Qatar National Bank S.A.Q. (“QNB”), was completed on 15 June 2016.

(5) On July 28, 2016, the merger by absorption of the company KARELA S.A. by its parent entity NBG PANGAEA REIC was completed in accordance with the decision No. 80578/28.07.2016 of the Ministry of Economy, Development and Tourism which was registered on the same day with the General Commercial Register of the abovementioned Ministry.

The Group’s and Bank’s equity method investments are as follows:

		Tax years	Group		Bank
	Country	unaudited	30.06.2016	31.12.2015	30.06.2016	31.12.2015

Social Securities Funds Management S.A.	Greece	2010-2015	20.00%	20.00%	20.00%	20.00%
Larco S.A.	Greece	2009-2015	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.	Greece	2011-2015	21.21%	21.21%	21.21%	21.21%
Teiresias S.A.	Greece	2010-2015	39.93%	39.93%	39.93%	39.93%
Hellenic Spinning Mills of Pella S.A.(1)	Greece	—	20.89%	20.89%	20.89%	20.89%
Planet S.A.	Greece	2009-2015	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2015	21.83%	21.83%	21.83%	21.83%
SATO S.A.	Greece	2006-2015	23.74%	23.74%	23.74%	23.74%
Olganos S.A.	Greece	2014-2015	33.60%	33.60%	33.60%	33.60%
Bantas A.S. (Cash transfers and Security Services)(3)	Turkey	—	—	33.27%	—	—
Cigna Finans Pension(3)	Turkey	—	—	48.91%	—	—
UBB AIG Insurance Company A.D.(2)	Bulgaria	—	—	59.97%	—	—
UBB Metlife Life Insurance Company A.D.	Bulgaria	2011-2015	59.97%	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2011-2015	19.98%	19.98%	—	—

(1) Under liquidation

(2) The UBB AIG Insurance Company A.D. disposal was completed on January 2016.

(3) The transfer of the Group’s entire stake in Finansbank  to  Qatar National Bank S.A.Q. (“QNB”), was completed on 15 June 2016.

NOTE 19:                  Events after the reporting period

SME securitization

On 8 August 2016, NBG completed a securitization transaction (“the Transaction”). NBG raised up to €300 million, of which €235 million already received in cash, of medium-term funding by placing the senior notes with the European Investment Bank (“EIB”), the European Investment Fund (“EIF”) and the European Bank for Reconstruction and Development (“EBRD”) (together hereafter, “the Investors”). The senior notes, rated at BB by S&P and B- by Fitch, were stressed and withstood investment grade scenarios, but were capped by the sovereign ceiling (BB by S&P and B- by Fitch).

On 2 August 2016, S&P Ratings raised their credit rating of the Bank to  ‘CCC+’ from ‘SD’, with a stable outlook.

On 13 August 2016, the Bulgarian National Bank (BNB) announced the results of the Comprehensive Assessment of all the banks operating in Bulgaria, which consisted of an Asset Quality Review (AQR) and a Stress Test. As a result of the AQR exercise, the UBB’s CET1 ratio was adjusted by only 0.4%, from 26.1% to 25.7%, which is well above the minimum required of 4.5%. In the Stress Test that followed, the AQR adjusted CET1 ratio of 25.7% is projected to increase to 34.0% in the baseline scenario and to 25.8% in the adverse scenario in 2018.

Other events after the reporting period are disclosed in Notes 2.2, 8, 11d and 18.

NOTE 20:                  Reclassification of financial assets

In 2015, the Group reclassified certain available-for-sale securities as loans-and-receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity. On 30 June 2016, the carrying amount and fair value of the reclassified bonds which are still held by the Group is €521 million (Bank: €390 million) and €599 million (Bank: €453 million) respectively. During the period ended 30 June 2016, the Group recognised interest income of €36 million (Bank: €29 million) and loss charged in the income statement of €21 million (Bank: €18 million). Had these securities not been reclassified, other comprehensive income of the Group and the Bank, net of tax, for the period ended 30 June 2016, would have been lower by €24 million and €31 million respectively.

In 2010, the Group and the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2016, the carrying amount of the securities reclassified in 2010 and still held by the Group and the Bank is €996 million. The fair value of these securities on 30 June 2016, is €266 million. During the period ended 30 June 2016, the Group and the Bank recognized interest income of €7 million and gain in the income statement of €59 million. Had these securities not been reclassified, the other comprehensive income, net of tax, for the period ended 30 June 2016 would have been lower by €5 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: September 2nd, 2016
Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: September 2nd, 2016

Director, Financial Division